                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof
           nbsp;

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 3 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2007

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                 N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                Nathanael Richard
                                 First Secretary
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                             Christopher J. Cummings
                             Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

          In  connection  with  the  issuance  by the  Province  of  Ontario  of
     US$1,500,000,000  2.75% Bonds due February 22, 2011, the  undersigned  registrant hereby  amends  its Annual  Report on Form 18-K for the  fiscal  year ended
     March 31, 2007 (the "Annual Report") as follows:

     The following additional exhibits are added to the Annual Report:

     Exhibit (g)    Fiscal  Agency  Agreement,  dated as of February  22,  2008, including the form of Bonds;  Underwriting Agreement,  dated as of February 14 2008, including the names and addresses of the  Underwriters;  Opinion  of  the  Legal  Counsel,  Legal
                    Services  Branch,  Ministry  of Finance of the  Province  of
                    Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.

                                SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

February 22, 2008                   By:   /s/ Irene Stich
                                       ------------------------------
                                       Name:  Irene Stich
                                       Title: Director, Capital Markets Operations
                                              Capital Markets Division
                                              Ontario Financing Authority

                              Exhibit Index

Exhibit (g)    Fiscal Agency Agreement, dated as of February 22, 2008, including the form of Bonds;  Underwriting Agreement,  dated as of February
               14 2008,  including the names and addresses of the  Underwriters;
               Opinion of the Legal Counsel, Legal Services Branch,  Ministry of
               Finance of the Province of Ontario,  including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of
               Expenses.

                                                                      EXHIBIT (g)

                                                                       CONFORMED

                                                PROVINCE OF ONTARIO

                                                 US$1,500,000,000

                                         2.75% BONDS DUE FEBRUARY 22, 2011

                                               ____________________

                                              FISCAL AGENCY AGREEMENT
                                               ____________________

                                           Dated as of February 22, 2008

                                                PROVINCE OF ONTARIO

                  FISCAL  AGENCY  AGREEMENT  dated as  of February  22, 2008,  between the Province of Ontario (the
"Province")  and The Bank of New York, a  corporation  organized  and  existing  under the laws of the State of New
York, as fiscal agent, transfer agent, registrar and principal paying agent.

1.       Underwriting  Agreement.  The Province  entered into an  underwriting  agreement  dated as of February 14,
2008 (the "Underwriting  Agreement") with the several  underwriters listed on Schedule II thereto providing for the issue and sale by the  Province of  US$1,500,000,000  aggregate  principal  amount of 2.75% Bonds due  February 22,
2011 (the "Bonds").

2.       Appointment of Registrar;  Paying Agents;  Additional  Transfer  Agent.  (a) The Province  hereby appoints
The Bank of New York, at present having its principal  office at 101 Barclay  Street,  New York, New York 10286, in the  Borough  of  Manhattan,  The City and State of New York,  as  fiscal  agent,  transfer  agent,  registrar  and principal  paying agent of the Province for the Bonds,  upon the terms and  conditions  set forth herein.  The Bank of New York  accepts  such  appointments,  and along with its  successors  as such fiscal  agent,  transfer  agent, registrar and principal paying agent is hereinafter referred to as the "Registrar".

(b)      The Province may from time to time appoint one or more  additional  agents  (hereinafter  called a "Paying
Agent" or the "Paying  Agents") for the payment  (subject to the applicable laws and  regulations) of the principal of and  interest  and  Additional  Amounts (as defined in the terms and  conditions  of the Bonds),  if any, on the
Bonds at such place or places as the  Province  may  determine  pursuant to a written  paying  agency  agreement (a
"Paying Agency Agreement").  In addition, the Province, with the acknowledgement of the Registrar,  hereby appoints
The Bank of New York, One Canada Square,  London EI4 5AL, England,  as its initial Paying Agent in London,  and The
Bank of New York accepts such  appointment.  The Province may at any time  terminate the  appointment of any Paying
Agent  provided,  however,  that for so long as the Bonds are listed on the London Stock Exchange plc and the rules of such stock  exchange or the rules of the  Financial  Services  Authority  (UK) so  require,  the  Province  will maintain a paying  agent in the United  Kingdom.  The  Province  will keep the  Registrar  informed as to the name, address,  and telephone and  facsimile  numbers of each Paying Agent  appointed by it and will notify the Registrar of the  resignation  of any Paying Agent.  The Registrar  shall arrange with each Paying Agent for the payment,  as provided herein,  of the principal of and interest and Additional  Amounts,  if any, on the Bonds on terms approved by the  Province  (further  references  herein to  principal  and  interest  shall be  deemed to also  refer to any
Additional Amounts).

(c)      The  Province  may  from  time to time  appoint  one or  more  additional  agents  for the  processing  of applications for  registration of transfer or exchange of fully  registered  Bonds in definitive form  (hereinafter referred to as an "Additional  Transfer Agent" or "Additional  Transfer  Agents" and,  together with the Registrar, in its capacity as transfer  agent of the  Province,  the "Transfer  Agents" or  individually  a "Transfer  Agent")
pursuant to a written  transfer  agency  agreement (a "Transfer  Agency  Agreement").  The Province may at any time terminate the  appointment of any Additional  Transfer Agent.  The Province will keep the Registrar  informed as to the name,  address and telephone and facsimile  numbers of each Additional  Transfer Agent appointed by it and will notify the Registrar of the resignation or termination of the appointment of any Additional Transfer Agent.

3.       Form.  (a)  The  Bonds  shall  initially  be  issued  in  the  form  of  three  fully  registered   global
certificates  without coupons (such registered global  certificates and any registered global  certificates  issued upon any  transfer  or exchange  thereof or in  replacement  therefor  are  hereinafter  referred to as the "Global
Bonds").  The Global  Bonds  shall be  registered  in the name of Cede & Co.,  as nominee of The  Depository  Trust
Company  ("DTC") and held by The Bank of New York as  custodian  for DTC ("DTC  Custodian").  As long as DTC or its respective  nominee  is the  registered  holder of the  Global  Bonds,  it will be  considered  the sole  owner and registered  holder of the Bonds for all purposes  hereunder and under the Global Bonds.  None of the Province,  the
Registrar or any Paying Agent will have any  responsibility  or liability for any aspect of the records relating to or payments  made by DTC on account of beneficial  interests in the Global  Bonds.  Except as provided in Section 6 hereof,  owners of beneficial  interests in the Global Bonds will not be entitled to have Bonds registered in their names,  will not receive or be entitled to receive Bonds in definitive  registered  form and will not be considered registered  holders  thereof  under this  Agreement.  The Global Bonds will be  substantially  in the form attached hereto as Exhibit 1.

(b)      All Bonds  (including  the Global  Bonds)  shall be executed on behalf of the  Province by the  signature, manual or in facsimile,  of the Minister of Finance or the manual  signature of any one of (i) the Deputy  Minister of  Finance,  or (ii) the Chief  Executive  Officer,  the  Executive  Director,  Capital  Markets  Division  or any
Director,  Capital Markets Division,  all of the Ontario Financing  Authority,  and shall be sealed with the manual or  facsimile  seal of the  Minister of Finance.  In the event that any  official  of the  Province  who shall have signed or whose  facsimile  signature shall appear upon any of the Bonds shall cease to hold such office before the
Bonds so signed shall actually have been  authenticated,  registered or delivered,  such Bonds  nevertheless may be authenticated,  registered  and  delivered  with the same force and effect as though  such  person who signed  such
Bonds had not ceased to be such official of the Province.

4.       Authentication.  The  Registrar  shall,  upon  receipt of Bonds duly  executed and sealed on behalf of the
Province  together  with a  written  order or  orders  to  authenticate  and  deliver  Bonds in a stated  aggregate principal  amount,  (i)  authenticate  and register not more than the said aggregate  principal amount of Bonds and deliver them in  accordance  with the written  order or orders of the Province  and (ii)  thereafter  authenticate, register and deliver Bonds in accordance  with the provisions of Sections 5, 6 and 8 of this  Agreement.  Except as described in Section 9(d) hereof,  the total amount of the Bonds to be issued and outstanding at any time,  whether in the form of Global  Bonds or Bonds in  definitive  registered  form,  issued in exchange  for the Global  Bonds, shall not exceed  US$1,500,000,000  in aggregate  principal  amount,  plus the  aggregate  principal  amount of any additional  Bonds issued by the Province  pursuant to any supplement  hereto in accordance  with Section 15 of this
Agreement.

5.       Registration,  Transfers  and  Exchanges.  (a) The  Registrar,  as agent of the Province for such purpose, shall at all times keep at its  principal  office in the Borough of  Manhattan,  The City and State of New York,  a
register or registers  (hereinafter  the  "Register" or  "Registers")  for the  registration  and  registration  of transfers and exchanges of Bonds,  in which shall be entered the names and addresses of the  registered  holders of
Bonds and the principal  amount of and other  particulars  of the Bonds held by them.  Subject to Section 6 hereof, upon  surrender  for  registration  of transfer  of any Bond at said  office,  the  Registrar  shall  authenticate, register  and deliver,  in the name of the  transferee  or  transferees,  a new Bond or Bonds for a like  aggregate principal  amount.  Subject to Section 6 hereof,  upon  surrender  of any Bond at said  office  for  exchange,  the
Registrar  shall  authenticate,  register  and  deliver,  in exchange for such Bond, a new Bond or new Bonds of the appropriate  authorized  denomination(s)  and  for a  like  aggregate  principal  amount  in  accordance  with  the provisions  of the Bonds.  The  Province and the  Registrar  shall not be required to make any exchange of Bonds if as a result  thereof,  the  Province  would  incur  adverse  tax or other  similar  consequences  under the laws or regulations of any jurisdiction in effect at the time of the exchange.

(b)      All new Bonds  authenticated  and delivered by the Registrar upon  registration of transfer or in exchange for Bonds of other  denominations  shall be so dated that neither gain nor loss of interest  shall result from such registration of transfer or exchange.

(c)      All  Bonds  presented  or  surrendered  for  registration  of  transfer,  exchange  or  payment  shall  be accompanied  by a written  instrument  or  instruments  of transfer in form  satisfactory  to the  Registrar,  duly executed by the registered  holder or its attorney duly authorized in writing and with the signatures  thereon duly guaranteed  by a  commercial  bank or trust  company  having its  principal  office in The City of New York or by a member of the New York Stock Exchange.

(d)      The Registrar and each  Additional  Transfer  Agent shall not impose any service  charge on the registered holder on any such  registration  of transfer or exchange of Bonds in the normal course of business;  however,  the
Province may require of the party  requesting such transfer or exchange,  as a condition  precedent to the exercise of any right of transfer or exchange  contained in this Agreement or in the Bonds,  the payment of a sum sufficient to cover any stamp or other tax or other governmental charge payable in connection therewith.

(e)      The Province,  the Registrar  and any Paying Agent or  Additional  Transfer  Agent may treat the person in whose name any Bond is  registered  as the  absolute  owner of such Bond for the  purpose of  receiving  payment of principal of and interest on such Bond,  and all other  purposes  whatsoever,  whether or not such Bond be overdue, and none of the Province,  the Registrar,  any Paying Agent or any  Additional  Transfer Agent shall be affected by any notice to the contrary and any such  payment  shall be a good and  sufficient  discharge to the  Province,  the
Registrar and any Paying Agent or Additional Transfer Agent for the amount so paid.

(f)      The  Registrar  shall not be required to register  any  transfer or exchange of Bonds (and any  Additional
Transfer  Agent  shall not be required to accept  presentment  of fully  registered  Bonds in  definitive  form for registration  of  transfer or exchange  by the  Registrar)  during the period (i) from the Regular  Record Date (as defined in the Bonds) to the  Interest  Payment  Date (as  defined in the Bonds) or (ii) from the close of business on the  fifteenth day preceding  the date of early  redemption of the Bonds (the  "Redemption  Record Date") to the
date of early  redemption of the Bonds (the  "Redemption  Date").  For the purposes of any interest payment made in accordance  with Section 7(b) or (c) hereof,  such payment  shall be made to those persons in whose names the Bonds are registered on such Regular Record Date or Redemption Record Date.

(g)      Each Additional  Transfer  Agent,  as agent of the Province for such purpose,  shall maintain an office in its  jurisdiction at which fully  registered Bonds in definitive form may be presented for registration of transfer or exchange by the Registrar in accordance  with this  Agreement.  Each  Additional  Transfer  Agent shall promptly forward to the Registrar all such Bonds  received by it,  together with the written  instrument or  instruments  of transfer referred to above.

6.       Special  Provisions  Relating  to the  Global  Bonds.  (a)  Unless  any  Global  Bond is  presented  by an authorized  representative  of DTC to the Province,  the Registrar or their  respective  agents for registration of transfer,  exchange or payment,  and any  replacement  Global Bond issued is registered in the name of a nominee of
DTC as requested by such  authorized  representative  and any payment is made to such nominee of DTC, any transfer, pledge or other use of the Global  Bonds for value or  otherwise  shall be  wrongful  since the  registered  holder thereof has an interest therein.

(b)      Except as provided in this  subparagraph,  Bonds will not be issued in definitive  registered  form. If at any time DTC notifies the Province  that it is unwilling or unable to continue as  depository  for the Global Bonds or if at any time DTC ceases to be a clearing agency  registered  under the United States  Securities  Exchange Act of 1934,  as  amended,  or  otherwise  ceases to be eligible  to be a  depositary,  the  Province  shall  appoint a successor  depositary  with  respect to the Global  Bonds.  If a successor  depositary  for the Global Bonds is not appointed by the Province  within a reasonable  period after the Province  receives such notice or becomes aware of such  ineligibility,  the Province shall execute and seal Bonds in definitive  registered  form, and the Registrar, upon receipt thereof,  shall authenticate and deliver such Bonds in definitive  registered form without coupons, in denominations  of US$5,000 and  integral  multiples of US$1,000 for amounts in excess of US$5,000,  in an aggregate principal amount equal to the aggregate principal amount of the Global Bonds as of the exchange date.

                  The Province may at any time and in its sole  discretion  determine  not to have any of the Bonds held in the form of the Global  Bonds.  In such  event the  Province  shall  execute  and seal Bonds in  definitive registered form, and the Registrar,  upon receipt thereof,  shall authenticate and deliver such Bonds in definitive registered form without coupons,  in  denominations  of US$5,000 and integral  multiples of US$1,000 for amounts in excess of US$5,000,  in an aggregate  principal amount equal to the aggregate  principal amount of the Global Bonds as of the exchange date.

                  Upon the exchange of the Global Bonds for Bonds in  definitive  registered  form,  the  Registrar shall  cancel such  Global  Bonds and shall  reduce the  holdings  of Cede & Co. on the  Register to nil.  Bonds in definitive  registered  form issued in exchange for the Global Bonds  pursuant to this section  shall be registered in such names as DTC  pursuant  to  instructions  from its direct or  indirect  participants  or  otherwise,  shall instruct the Registrar or the Province.  The Registrar  shall deliver such Bonds in definitive  registered  form to or as directed  by the  persons in whose  names such  definitive  registered  Bonds are so  registered  and, to the extent reasonably  practicable in the circumstances,  shall direct all payments to be made in respect of such Bonds in definitive  registered form to the registered  holders  thereof on or after such exchange  regardless of whether such exchange occurred after the record date for such payment.

                  All Bonds in  definitive  registered  form issued upon the  exchange of the Global Bonds shall be valid  obligations  of the  Province,  evidencing  the same debt,  entitled to the same benefits and subject to the same terms and  conditions  (except  insofar as they  relate  specifically  to a Global  Bond) as the Global  Bonds surrendered upon such exchange.

7.       Payment.  (a) The  Province  will pay to the  Registrar,  in same day funds,  in such coin or  currency of the United  States of America as at the time of payment is legal  tender for payment of public and  private  debts, to an  account  to be  specified  by the  Registrar,  on the day on which the same  shall  become  due (or the next succeeding  Business  Day if such due date falls upon a day which is not a Business  Day as defined  below,  unless such next following  Business Day falls in the next  succeeding  calendar  month, in which case the related payment will be made on the  immediately  preceding  Business Day as if made on the date such payment was due), all amounts to be paid on the Bonds for  principal  and  interest on that date as  required by the terms of the Bonds,  and the
Province  hereby  authorizes  and  directs  the  Registrar,  from the funds so paid to it, to make  payment  of the principal  and  interest  in  respect of the Bonds in  accordance  with their  terms and the  provisions  set forth below.  For the purposes of this Section 7(a),  "Business  Day" shall mean a day on which banking  institutions  in
The City of New York,  the City of  London  and the City of  Toronto  are not  authorized  or  obligated  by law or executive order to be closed.

(b)      Payment of principal  and  interest on the Global  Bonds shall be made by the  Registrar to Cede & Co., as nominee of DTC, in same day funds in accordance with procedures agreed to between the Registrar and DTC.

(c)      Payment of principal in respect of Bonds in  definitive  registered  form issued  pursuant to Section 6(b)
hereof shall be made against  surrender at the office of the  Registrar in the Borough of  Manhattan,  The City and
State of New York or at the office of any Paying Agent  appointed  by the  Province  for such  purpose  pursuant to this  Fiscal  Agency  Agreement  and any  Paying  Agency  Agreement.  Payment  of  interest  due prior to or on the
Maturity Date or on any  Redemption  Date will be made by  forwarding  by post or otherwise  delivering a cheque to the  registered  addresses  of  registered  holders  of  Bonds,  or,  at  the  option  of the  Province,  otherwise transferring  funds to the  registered  holders of the Bonds.  Such cheque  shall be dated the due date for payment and made payable to the order of the registered  holder or, in the case of joint registered  holders,  to the order of all such joint  holders  (failing  instructions  from them to the  contrary) and shall be sent to the address of that one of such  joint  holders  whose  name  stands  first in the  register  as one of such  joint  holders.  The
Registrar  shall mail or otherwise  deliver such cheques to the names and addresses of registered  holders of Bonds sufficiently  in advance of the relevant due date for payment  that receipt of such cheques by  registered  holders on or before the due date is reasonably assured.

(d)      All moneys paid to the Registrar  under Section 7(a) of this  Agreement  shall be held by it in a separate account from the moment when such money is received until the time of actual  payment,  in trust for the registered holders  of Bonds to be  applied  by the  Registrar  to  payments  due on the  Bonds at the time and in the  manner provided for in this  Agreement  and the Bonds,  provided  that if the  Registrar  shall fail to duly make any such payment due on the Bonds and, as a result of such failure,  the Province  otherwise duly makes such payments to the registered  holders of Bonds,  the  Registrar  shall  thereupon  hold such moneys paid to it under  Section 7(a) in trust for the  Province.  Any money  deposited  with the  Registrar for the payment of the principal or interest in respect of any Bond  remaining  unclaimed for two years after such  principal or interest shall have become due and payable shall be repaid to the Province without  interest,  and the registered holder of a Bond may thereafter look only to the Province for any payment to which such holder may be entitled.

8.       Mutilated,  Destroyed,  Stolen  or Lost  Bond  Certificates.  (a) If any Bond  certificate  is  mutilated, defaced,  destroyed,  stolen or lost, application for replacement shall be made to the Registrar who shall promptly transmit such  application  to the Province.  Such  application  shall be  accompanied  by the mutilated or defaced certificate or proof,  satisfactory to the Province in its  discretion,  of the  destruction,  theft or loss of the certificate,  and upon receipt by the Province of an indemnity  satisfactory  to it, the Province  shall  execute a new  certificate of like tenor,  and upon written  instructions  from the Province,  the Registrar  shall thereupon cancel the  mutilated  or defaced  certificate  and adjust the Register to reflect the  cancellation,  destruction, theft or loss of a certificate,  as the case may be, and  authenticate,  register and deliver such new  certificate in  exchange  for the  mutilated  or defaced  certificate  or in  substitution  for the  destroyed,  stolen or lost certificate.  Such  replacement  certificate  shall be so dated that neither gain nor loss in interest  will result from  such  exchange  or  substitution.  All  expenses  associated  with  procuring  any  indemnity  and  with  the preparation,  authentication  and delivery of a replacement  certificate will be borne by the registered  holder of the mutilated, defaced, destroyed, stolen or lost Bond certificate.

(b)      Whenever any Bond alleged to have been lost,  stolen or destroyed  for which a  replacement  Bond has been issued is  presented  to the  Registrar,  any Paying  Agent or any  Additional  Transfer  Agent for  payment on the
Maturity Date, the Redemption  Date or for  registration of transfer or exchange,  the Registrar,  the Paying Agent or the Additional  Transfer  Agent,  as the case may be, shall  immediately  notify the Province in respect thereof and shall deal with such Bond only in accordance with the Province's instructions.

9.       Maturity,  Redemption and  Purchases.  (a) Unless  previously  redeemed for tax reasons as provided in the terms and conditions of the Bonds, or repurchased by the Province,  as provided below,  the principal amount of the
Bonds is due and payable on February 22, 2011 (the "Maturity Date").

(b)      In  accordance  with the terms and  conditions  of the  Bonds,  upon  receipt  of a notice to redeem and a certificate  of the  Province,  as set forth in the Bonds,  not less than 30 days and no more than 60 days prior to the  Redemption  Date,  the Registrar  shall cause to be published,  in  accordance  with Section 19(b) hereof,  on behalf of the Province a notice of redemption  stating:  (i) the Redemption  Date; (ii) the redemption  price;  and
(iii) if applicable, the place or places of surrender of the Bonds to be redeemed.

(c)      The Province may, if not in default under the Bonds,  at any time,  purchase Bonds in the open market,  or by tender or by private  contract at any price,  in accordance  with  applicable law and may cause the Registrar to cancel any Bonds so purchased.

(d)      If the  Province  elects to cancel any Bonds  purchased by it when Bonds have been issued in the form of a
Global Bond, it may require the Registrar to register such  cancellation  and to reduce the  outstanding  aggregate principal amount of the Global Bonds in accordance with the regular procedures of DTC in effect at such time.

10.      Cancellation  and  Destruction.  All Bonds which are paid on the Maturity Date or the Redemption  Date, or surrendered  for  registration  of  transfer  or  exchange  for other  certificates  or for  replacement,  shall be cancelled by the Registrar who shall  register such  cancellation.  The  Registrar  shall,  as soon as  practicable after the date of  cancellation  of Bonds  under  this  section or Section  8(a) or the date that the  register  is adjusted to reflect the destruction,  theft or loss of a certificate  pursuant to Section 8(a) hereof,  furnish the
Province with a certificate  or  certificates  stating the serial  numbers and total number of Bonds that have been cancelled.  The Registrar  shall destroy all cancelled  Bonds in accordance  with the  instructions of the Province and shall furnish to the Province,  on a timely basis,  certificates  of  destruction  stating the serial  numbers, dollar value and total number of all Bonds destroyed hereunder.

11.      (a)  Limit on  Liability.  In acting  under  this  Agreement,  the  Registrar,  any  Paying  Agent and any
Additional  Transfer  Agent are  acting  solely as agents of the  Province  and do not  assume  any  obligation  or relationship  of agency or trust for or with any of the  registered  holders  of the Bonds,  except  that all funds held by the  Registrar,  any Paying Agent or Additional  Transfer  Agent for payment of principal or interest shall be held in trust for the registered holders of Bonds as provided in this Agreement.

(b)      Rights and  Liabilities  of Registrar.  The Registrar  shall incur no liability for, or in respect of, any action  taken,  omitted  to be  taken  or  suffered  by it in  reliance  upon  any  Bond,  certificate,  affidavit, instruction,  notice, request,  direction,  order, statement or other paper, document or communications  reasonably believed  by it to be  genuine.  Any  order,  certificate,  affidavit,  instruction,  notice,  request,  direction, statement  or other  communication  from the  Province  made or given by it and sent,  delivered or directed to the
Registrar  under,  pursuant to, or as  permitted  by, any  provision  of this  Agreement  shall be  sufficient  for purposes  of this  Agreement  if such  communication  is in  writing  and signed by any  authorized  officer of the
Province or its attorney duly authorized in writing.

(c)      Right of Agent to Own Bonds.  The Registrar,  each Paying Agent,  and each Additional  Transfer Agent, and their  officers,  directors and  employees,  may become the holder of, or acquire any interest in, any Bonds,  with the same  rights  that it or they  would  have if it were not the  Registrar  or a  Paying  Agent or an  Additional
Transfer Agent hereunder, or they were not such officers,  directors or employees,  and may engage or be interested in any financial or other  transaction  with the Province and may act on, or as  depositary,  trustee or agent for, any committee or body of registered  holders of Bonds or other  obligations of the Province as freely as if it were not the  Registrar or a Paying Agent or an  Additional  Transfer  Agent  hereunder or they were not such  officers, directors or employees.

12.      Expenses and  Indemnity.  (a) In  connection  with the  Registrar's  appointment  and duties as Registrar, the  Province  will pay the  Registrar  compensation  in an amount  separately  agreed upon by the Province and the
Registrar.  The Province  will  indemnify and hold harmless the  Registrar,  each Paying Agent and each  Additional
Transfer Agent against all claims, actions,  demands,  damages, costs, losses or liability which may be incurred by the  Registrar,  any Paying  Agent or any  Additional  Transfer  Agent by reason  of, or in  connection  with,  the
Registrar's,  any Paying Agent's or any Additional  Transfer Agent's appointment and duties as such, except as such result from any negligent act or omission,  bad faith or wilful  misconduct of the  Registrar,  any Paying Agent or any Additional  Transfer Agent or their  respective  directors,  officers,  employees or agents.  In addition,  the
Province  will (i)  indemnify  and hold harmless the DTC Custodian on the same basis as aforesaid in respect of its duties as custodian for DTC but only to the extent the DTC Custodian is not  otherwise  entitled to be  indemnified or held harmless by DTC, and (ii) shall,  pursuant to arrangements  separately  agreed upon by the Province and the
Registrar,  transfer to the Registrar,  upon  presentation  of  substantiating  documentation  satisfactory  to the
Province,  amounts sufficient to reimburse the Registrar for certain out-of-pocket  expenses reasonably incurred by it and by any  Paying  Agent in  connection  with  their  services.  The  obligation  of the  Province  under  this paragraph shall survive payment of the Bonds and resignation or removal of the Registrar.

(b)      The  Registrar,  each  Paying  Agent and each  Additional  Transfer  Agent  agrees to  indemnify  and hold harmless the Province against all claims, actions,  demands,  damages, costs, losses and liabilities arising out of or relating to any negligent act or omission,  bad faith or wilful  misconduct of the Registrar,  such Paying Agent or such  Additional  Transfer  Agent,  as the case may be, or its  respective  directors,  officers,  employees  or agents.  The  obligations  of the  Registrar,  each  Paying  Agent and each  Additional  Transfer  Agent under this paragraph  shall survive  payment of the Bonds and  resignation or removal of the Registrar,  each Paying Agent and each Additional Transfer Agent.

(c)      Each  indemnified  party  shall give  prompt  notice to each  indemnifying  party of any action  commenced against  it in  respect  of which  indemnity  may be sought  under  this Agreement  but  failure  to so notify  any indemnifying  party shall not relieve it from any  liability  which it may have  otherwise  than on account of this indemnity.  An  indemnifying  party may  participate  at its own  expense in the defence of such  action.  If it so elects  within a reasonable  time after  receipt of such notice,  an  indemnifying  party may assume the defence of such action with legal  advisors  chosen by it and  approved by the  indemnified  party  defendant  in such action, unless  such  indemnified  party  reasonably  objects  to such  assumption  on the  ground  that there may be legal defences  available to it which are different from or in addition to those  available to such  indemnifying  party, but an  indemnifying  party may not settle any action  commenced  against an indemnified  party without the written consent of the  indemnified  party. In order to be entitled to an indemnity with respect to a claim  hereunder,  an indemnified  party will not, without the prior written consent of the indemnifying  party,  settle or compromise or consent to the entry of any judgment with respect to such pending or threatened claim,  action,  suit or proceeding in respect of which  indemnification  or  contribution  may be sought  hereunder  (whether or not the  indemnifying party is an actual or potential  party to such claim or action).  If an  indemnifying  party assumes the defence of any such action,  the indemnifying  party shall not be liable for any fees or expenses of the legal advisors of the indemnified  party incurred  thereafter in connection with such action.  In no event shall the  indemnifying  party be liable for the fees and expenses of more than one legal advisor for the  indemnified  party in  connection  with any one  action or  separate  but  similar  or related  actions  arising  out of the same  general  allegations  or circumstances.

13.      (a)  Successor  Registrar.  The  Province  agrees that there  shall at all times be a Registrar  hereunder and that the registrar  shall be a bank or trust company  organized and doing business under the laws of the United
States of America or of the State of New York,  in good  standing  and having a place of business in the Borough of
Manhattan,  The City and State of New York,  and  authorized  under such laws to exercise  corporate  trust powers, provided,  the  Province  may choose to act at any time as its own fiscal  agent,  transfer  agent,  registrar  and principal paying agent.

                  The Registrar  shall not transfer or assign this  Agreement or any interest or obligation  herein without the Province's  prior written  consent.  Any corporation  into which the Registrar  hereunder may be merged or converted,  or any corporation with which the Registrar may be consolidated,  or any corporation  resulting from any  merger,  conversion  or  consolidation  to  which  the  Registrar  shall  sell or  otherwise  transfer  all or substantially  all of the  corporate  trust  business of the  Registrar,  provided  that it shall be  qualified  as aforesaid,  shall be the successor  Registrar under this Agreement  without the execution or filing of any paper or any further  act on the part of any of the parties  hereto,  but subject to prior  notice to and the prior  written approval of the Province.

(b)      Resignation.  The  Registrar  may at any time  resign by giving  written  notice  to the  Province  of its resignation,  specifying the date on which its resignation  shall become effective (which shall not be less than 60 days after the date on which such notice is given unless the Province  shall agree to a shorter  period);  provided that no such  notice  shall  expire  less than 30 days  before or 30 days  after  the due date for any  payment  of principal  or  interest  in respect of the  Bonds.  The  Province  may remove the  Registrar  at any time by giving written  notice  to the  Registrar  specifying  the  date on  which  such  removal  shall  become  effective.  Such resignation  or removal shall only take effect upon the  appointment  by the Province of a successor  Registrar and upon the  acceptance of such  appointment  by such  successor  Registrar.  Any Paying Agent or Additional  Transfer
Agent may resign or may be removed at any time upon like  notice,  and the Province in any such case may appoint in substitution  therefor a new Paying Agent or Paying Agents or  Additional  Transfer  Agent or  Additional  Transfer
Agents.

(c)      Bankruptcy or Insolvency  of  Registrar.  The  appointment  of the  Registrar  hereunder  shall  forthwith terminate,  whether or not notice of such termination  shall have been given, if at any time the Registrar  becomes incapable of performing its duties hereunder,  or is adjudged bankrupt or insolvent,  or files a voluntary petition in  bankruptcy  or makes an  assignment  for the  benefit of its  creditors  or consents  to the  appointment  of a liquidator  or receiver of all or any  substantial  part of its property or admits in writing its  inability to pay or meet its debts as they mature or suspends  payment  thereof,  or if a resolution  is passed or an order made for the winding up or  dissolution  of the  Registrar,  or if a liquidator  or receiver of the  Registrar of all or any substantial  part of its  property is  appointed,  or if any order of any court is entered  approving  any petition filed by or against it under the  provisions  of any  applicable  bankruptcy  or  insolvency  law, or if any public officer  takes charge or control of the  Registrar  or its property or affairs for the purposes of  rehabilitation, conservation or liquidation.

(d)      Appointment  of  Successor.  Prior  to the  effective  date of any  such  resignation  or  removal  of the
Registrar,  or if the  Registrar  shall become  unable to act as such or shall cease to be qualified as  aforesaid, the Province  shall appoint a successor  Registrar,  qualified as aforesaid.  Upon the  appointment  of a successor
Registrar and its acceptance of such  appointment,  the retiring  Registrar shall, at the direction of the Province and upon payment of its  compensation  and expenses then unpaid,  deliver and pay over to its successor any and all securities,  money and any other  properties  then in its possession as Registrar and shall  thereupon cease to act hereunder.

(e)      Payment of Certain  Registrar's  Fees Upon  Termination.  If the  Registrar  resigns  pursuant  to Section
13(b) of this  Agreement  or ceases to act as the  Province's  fiscal  agent in  respect of the Bonds  pursuant  to
Section  13(c) of this  Agreement,  the  Registrar  shall only be entitled to annual fees  otherwise  payable to it under this  Agreement  on a pro rata basis for that period  since the most  recent  anniversary  of this  Agreement during which the Registrar has acted as fiscal agent  hereunder.  In the event that the Registrar  ceases to act as the  Province's  fiscal  agent in respect of the Bonds for any other  reason,  the  Registrar  shall be entitled to receive  the full amount of the annual  fees  payable to it in respect of the Bonds  pursuant to Section 12 of this
Agreement.

14.      Meetings of Holders of Bonds.  (a) The  Registrar  shall  convene a meeting of the  registered  holders of the Bonds for any lawful purpose  affecting  their interests upon receipt of a written request of the Province or a written  request  signed  in one or more  counterparts  by the  registered  holders  of not  less  than  10% of the principal  amount of the Bonds then  outstanding  and upon being  indemnified as to its reasonable  satisfaction by the Province or the registered  holders of Bonds signing such request,  as the case may be, against the costs which may be  incurred  in  connection  with the calling and  holding of such  meeting.  If the  Registrar  fails to give notice  convening  such meeting  within 30 days after receipt of such request and  indemnity,  the Province or such registered  holders of Bonds,  as the case may be, may convene such  meeting.  Every such meeting  shall be held in
Toronto, Canada or such other place as may be approved or determined by the Province.

(b)      At least 21 days'  notice of any  meeting  shall be given to the  registered  holders  of the Bonds in the manner  provided  pursuant to the terms and  conditions  of the Bonds and a copy  thereof  shall be sent by prepaid courier to the  Registrar  unless the meeting has been called by the  Registrar,  and to the  Province,  unless the meeting has been called by the  Province.  Such notice  shall state the time,  place and purpose of the meeting and the general  nature of the business to be  transacted  at the meeting,  and shall include a statement to the effect that,  prior to 48 hours  before the time fixed for the  meeting,  (i) in the case of Bonds issued in the form of a
Global  Bond,  those  persons  recorded in the  Register,  or (ii) in the limited  circumstances  in which Bonds in definitive  registered form have been issued,  those  registered  holders of Bonds who deposit their Bonds with the
Registrar or any other person  authorized  for such purpose by the Registrar or the Province,  shall be entitled to obtain voting  certificates  for appointing  proxies  (subject to such procedures and  requirements as the Province and the  Registrar  may  prescribe),  but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed at such meeting or any other provisions.

(c)      A registered  holder of Bonds may appoint any person by  instrument  in writing as the  holder's  proxy in respect of a meeting of the registered  holders of Bonds or any  adjournment of such meeting,  and such proxy shall have all rights of the  registered  holder of Bonds in  respect  of such  meeting.  All  written  notices to DTC of meetings  shall  contain  a  requirement  that  the  registered  holders  of  Bonds  must  notify  clearing  system participants  and, if known,  beneficial  owners of Bonds of the meeting in accordance with procedures  established from time to time by such clearing  systems.  The  registered  holders of Bonds shall seek voting  instructions  on the matters to be raised at such meeting from the clearing system  participants  or, if known,  from the beneficial owners of Bonds.

(d)      A person,  who need not be a registered  holder of Bonds, will be nominated in writing by the Registrar as chairperson  of the meeting and if no person is so nominated  or if the person so  nominated is not present  within
15 minutes  from the time fixed for the holding of the  meeting,  the  registered  holders of the Bonds  present in person or by proxy shall choose some person present to be  chairperson,  and failing such choice,  the Province may appoint a chairperson.

(e)      At a meeting of registered  holders of Bonds, a quorum shall consist of one or more registered  holders of
Bonds  present in person or by proxy who  represent  at least a majority  in  principal  amount of the Bonds at the time  outstanding.  If a quorum of the registered  holders of Bonds shall not be present within one-half hour after the time fixed for holding any meeting,  the  meeting,  if convened by or at the request of  registered  holders of
Bonds,  shall be dissolved,  but if otherwise convened the meeting shall stand adjourned without notice to the same day in the next week  (unless  such day is not a business  day in the place  where the  meeting is to take place in which case it shall stand  adjourned  until the next such business day following  thereafter)  at the same time and place unless the  chairperson  appoints  some other place in Toronto,  Ontario,  or some other day or time of which not less than seven (7) days' notice shall be given in the manner  provided  above.  At the  adjourned  meeting one or more  registered  holders of Bonds present in person or by proxy shall  constitute a quorum and may transact the business  for which the meeting was  originally  convened  notwithstanding  that they may not  represent at least a majority in principal amount of the Bonds then outstanding.

(f)      The  chairperson of any meeting at which a quorum of the registered  holders of Bonds is present may, with the  consent of the  registered  holder(s)  of a majority of  principal  amount of the Bonds  represented  thereat, adjourn any such  meeting  and no notice of such  adjournment  need be given  except  such  notice,  if any, as the meeting may prescribe.

(g)      Every motion or question  submitted to a meeting shall be decided by Extraordinary  Resolution (as defined below) and in the first place by the votes  given on a show of hands.  At any such  meeting,  unless a poll is duly demanded as herein  provided,  a  declaration  by the  chairperson  that a  resolution  has been carried or carried unanimously  or by a particular  majority or lost or not carried by a particular  majority  shall be  conclusive of the fact.  On any question  submitted to a meeting when ordered by the  chairperson  or demanded by a show of hands by one or more  registered  holders  of Bonds  acting in person or by proxy and  holding  at least 2% in  principal amount of the Bonds then outstanding, a poll shall be taken in such manner as the chairperson shall direct.

(h)      On a poll, each  registered  holder of Bonds present in person or represented by a proxy duly appointed by an instrument in writing  shall be entitled to one vote in respect of each  US$5,000  principal  amount of Bonds of which the person shall then be the registered  holder  (calculated  on a pro rata basis for registered  holders who hold Bonds in integral  multiples of US$1,000 in excess of  US$5,000).  A proxy need not be a registered  holder of
Bonds.  In the case of Bonds held jointly,  any one of the joint  registered  holders present in person or by proxy may vote in the  absence  of the other or  others;  but in case more  than one of them be  present  in person or by proxy,  only one of them may vote in respect of each US$5,000  principal amount of Bonds (or such greater amount of
Bonds that is not an integral multiple of US$5,000) of which they are joint registered holders.

(i)      The Province and the Registrar,  by their  authorized  representatives,  officers and  directors,  and the financial and legal  advisors of the Province and the Registrar  may attend any meeting of the  registered  holders of Bonds, but shall have no vote as such.

(j)      Except  as set  forth  in  Section  18  hereof,  the  registered  holders  of the  Bonds  may  consent  by
Extraordinary  Resolution  (as defined  below) to any  modification  or amendment  proposed by the Province to this
Agreement  and the Bonds.  An  Extraordinary  Resolution  duly passed at any such  meeting  shall be binding on all registered holders of Bonds,  whether present or not; however,  no such modification or amendment to this Agreement or the Bonds shall,  without the consent of the registered  holder of each such Bond affected  thereby;  (a) change the Maturity Date of any Bond or change any Interest  Payment Date; (b) reduce the principal  amount thereof or the rate of interest payable  thereon;  (c) change the coin or currency of payment of any Bond; (d) impair the right to institute  suit for the  enforcement  of any such  payment  on or with  respect  to such  Bond;  or (e)  reduce the percentage  of  principal  amount of Bonds  necessary  for the  taking of any  action,  including  modification  or amendment  of this  Agreement  or the terms and  conditions  of the Bonds,  or reduce the  quorum  required  at any meeting of registered holders of Bonds.

                  The  term  "Extraordinary  Resolution"  is  defined  as  a  resolution  passed  at a  meeting  of registered  holders  of Bonds  held in  accordance  with the  provisions  of this  Agreement  and the  Bonds by the affirmative vote of the registered  holders of not less than 66 2/3% of the principal amount of the Bonds  represented at the meeting in person or by proxy and voted on the  resolution or as an  instrument in writing  signed in one or more counterparts by the registered holders of not less than 66 2/3% in principal amount of the outstanding Bonds.

(k)      Minutes  of all  resolutions  and  proceedings  at every  meeting of  registered  holders of Bonds held in accordance  with the  provisions  of this  Agreement  shall be made and  entered  in books to be from  time to time provided for that purpose by the  Registrar at the expense of the Province and any such  minutes,  if signed by the chairperson of the meeting at which such  resolutions  were passed or proceedings  taken,  or by the chairperson of the next  succeeding  meeting of the  registered  holders of Bonds,  shall be prima  facie  evidence of the matters therein  stated and,  until the contrary is proved,  every such  meeting,  in respect of the  proceedings  of which minutes shall have been made, shall be deemed to have been duly held and convened,  and all resolutions  passed and proceedings taken thereat to have been duly passed and taken.

(l)      Every  Extraordinary  Resolution  passed in accordance  with the provisions of this Agreement at a meeting of registered  holders of Bonds shall be binding upon all the registered  holders of Bonds,  whether  present at or absent from such  meeting,  and every  instrument in writing  signed by  registered  holders of Bonds in accordance with paragraph (j) of this Section 14 shall be binding upon all the  registered  holders of Bonds (whether or not a signatory).  Subject to the provisions for its indemnity  herein  contained,  the Registrar  shall be bound to give effect accordingly to every such Extraordinary Resolution.

(m)      The Registrar,  or the Province with the approval of the  Registrar,  may from time to time make, and from time to time vary, such regulations as it shall from time to time deem fit:

(i)  for the  deposit  of  instruments  appointing  proxies at such place as the
     Registrar,  the  Province or the  registered  holders of Bonds  convening a meeting,  as the case may be,  may in the  notice  convening  such  meeting direct; and

(ii) for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments  appointing proxies to be mailed, cabled or sent by any other means of recorded communication before the meeting to the
     Province or to the  Registrar at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

         Any  regulation so made shall be binding and  effective  and votes given in accordance  therewith shall be valid  and  shall be  counted.  Save as such  regulations  may  provide,  the only  persons  who  shall be entitled to  vote at a  meeting of  registered  holders  of  Bonds  shall be the  registered  holders  thereof or their duly appointed proxies.

15.      Further  Issues.  The Province may from time to time,  without  notice to or the consent of the registered holders of the Bonds,  create and issue  further bonds ranking pari passu with the Bonds in all respects (or in all respects  except for the payment of interest  accruing  prior to the issue date of such further bonds or except for the first  payment of interest  following  the issue date of such  further  bonds) and so that such  further  bonds shall be  consolidated  and form a single  series  with the  Bonds  and  shall  have the same  terms as to  status, redemption  or  otherwise  as the Bonds.  Any  further  bonds  shall be issued  with the  benefit  of an  agreement supplemental to this Agreement.

16.      Reports.  The  Registrar  shall  furnish to the  Province  such reports as may be required by the Province relative to the Registrar's  performance  under this Agreement.  The Province may,  whenever it deems it necessary, inspect books and records maintained by the Registrar pursuant to this Agreement, if any.

17.      Forwarding  of Notice.  If the  Registrar  shall  receive any notice or demand  addressed  to the Province pursuant  to the  provisions  of the Bonds,  the  Registrar  shall  promptly  forward  such notice or demand to the
Province.

18.      Amendments.  This Agreement and the Bonds may be amended or supplemented  by the parties  hereto,  without notice to or the  consent of the  registered  holder of any Bond,  for the purpose of curing any  ambiguity,  or of curing,  correcting or  supplementing  any defective  provision  contained herein or in the Bonds, or effecting the issue of further bonds as described under Section 15 of this  Agreement,  or in any other manner which the Province may deem necessary or desirable and which,  in the reasonable  opinion of the parties  hereto,  shall not adversely affect the interests of the beneficial owners of the Bonds.

19.      Notices.  (a) Any  communications  from the  Province  to the  Registrar  with  respect to this  Agreement shall be addressed to The Bank of New York,  101 Barclay  Street,  New York, New York 10286,  Attention:  Corporate
Trust  Department,  Fax No. (212)  815-5802/5803  and any  communications  from the  Registrar to the Province with respect to this Agreement  shall be addressed to the Ontario  Financing  Authority,  One Dundas Street West,  Suite
1400, Toronto,  Ontario, M5G 1Z3, Attention:  Director,  Capital Markets Operations,  Capital Markets Division, Fax
No. (416)  325-8111 (or such other  address as shall be specified in writing by the  Registrar or by the  Province, as the case may be) and shall be  delivered  in person  or sent by first  class  prepaid  courier  or by  facsimile transmission  subject,  in the case of facsimile  transmission,  to  confirmation  by  telephone  to the  foregoing addresses.  Such notice shall take effect in the case of delivery in person,  at the time of delivery,  in the case of delivery by first class prepaid  courier  seven (7) business days after  dispatch and in the case of delivery by facsimile transmission, at the time of confirmation by telephone.

(b)      All notices to the  registered  holders of Bonds will be  published in English in the  Financial  Times in
London,  England,  The Wall Street Journal in New York,  U.S.A.,  and The Globe and Mail in Toronto,  Canada. If at
any time  publication  in any such newspaper is not  practicable,  notices will be valid if published in an English language  newspaper with general  circulation in the respective  market regions as the Province,  with the approval of the  Registrar,  shall  determine.  Any such  notice  shall be  deemed  to have  been  given on the date of such publication  or, if  published  more than once or on different  dates,  on the first date on which  publication  is made.  Written notice will also be given to DTC,  provided at the time of such notice the Bonds are  represented by the Global Bonds.

20.      Governing  Law and  Counterparts.  This  Agreement  shall be governed by, and  interpreted  in  accordance with,  the laws of the Province of Ontario and the laws of Canada  applicable  in Ontario.  This  Agreement  may be executed  in any number of  counterparts,  each of which  shall be deemed an  original,  but all of which  together shall constitute one and the same instrument.

21.      Headings.  The headings for the sections of this  Agreement are for  convenience  only and are not part of this Agreement.

22.      Enurement.  Agreement  shall  enure to the  benefit of and be binding  upon the  parties  hereto and their respective successors and permitted assigns.

                  IN WITNESS  WHEREOF,  the parties  hereto have executed  this Fiscal  Agency  Agreement as of the date first above written.

                                         PROVINCE OF ONTARIO

                                         By:         /s/ Irene Stich
                                              ------------------------------------
                                              Name:     Irene Stich
                                              Title:    Director
                                                        Capital Markets Operations
                                                        Capital Markets Division
                                                        Ontario Financing Authority

                                         THE BANK OF NEW YORK
                                         as Registrar and additional Paying Agent in London

                                         By:         /s/ Vanessa Mack
                                               -----------------------------------
                                               Name:     Vanessa Mack
                                               Title:    Vice President

Unless this certificate is presented by an authorized  representative  of The Depository Trust Company,  a New York corporation  (55 Water Street,  New York, New York) (the  "Depository"),  to the Province (as defined below) or its agent for registration of transfer,  exchange or payment,  and any certificate  issued is registered in the name of
Cede & Co. or in such other  name as is  requested  by an  authorized  representative  of the  Depository  (and any payment  is made to Cede & Co. or to such other  entity as is  requested  by an  authorized  representative  of the
Depository),  ANY  TRANSFER,  PLEDGE OR OTHER USE HEREOF  FOR VALUE OR  OTHERWISE  BY OR TO ANY PERSON IS  WRONGFUL
inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO.  PP-A0001                                                                         CUSIP:             74408F AA7
SERIES: PP                                                                            ISIN:            US74408FAA75

                                                PROVINCE OF ONTARIO
                                         2.75% BOND DUE FEBRUARY 22, 2011

                  The Province of Ontario (the  "Province"),  for value received,  hereby promises to pay to Cede &
Co., or its registered  assigns,  the principal sum of FIVE HUNDRED MILLION UNITED STATES DOLLARS  (US$500,000,000)
(the  "Principal  Amount")  in lawful  money of the United  States of America on February  22, 2011 (the  "Maturity
Date") (or on such earlier date as the  Principal  Amount may become  payable  hereunder),  upon  presentation  and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined below), if any, at the rate of 2.75% per annum  from  February  22,  2008  until the  principal  hereof is paid.  Interest  for the period from,  and  including,  February 22, 2008 to, but  excluding,  August 22, 2008 will be payable on August 22,
2008 (the  "Initial  Interest  Payment  Date").  Thereafter,  interest  on this Bond will be  payable  in two equal semi-annual  installments  in  arrears  on the 22nd day of  February  and the 22nd day of August in each year (each such date, and the Initial Interest Payment Date, an "Interest Payment Date").

                  This is a fully  registered  Global  Bond (the  "Global  Bond") in respect  of a duly  authorized issue of debt  securities of the Province  designated as its 2.75% Bonds due February 22, 2011 (the "Bonds").  This
Global Bond is limited in  aggregate  principal  amount to  US$500,000,000.  This Global Bond and all the rights of the  registered  holder hereof are expressly  subject to a fiscal  agency  agreement  dated as of February 22, 2008
(the "Fiscal Agency  Agreement")  between the Province and The Bank of New York, as fiscal agent,  transfer  agent, registrar  and  principal  paying  agent (the  "Registrar",  which term  includes any  successor  as fiscal  agent, transfer agent,  registrar and principal  paying agent) to which Fiscal Agency  Agreement  reference is hereby made for a statement of the respective rights,  duties and immunities of the Province,  the Registrar and holders of the
Bonds and the terms upon which the Bonds are,  and are to be,  authenticated  and  delivered.  This Global Bond and the Fiscal Agency Agreement  together  constitute a contract,  all the terms and conditions of which the registered holder by  acceptance  hereof  assents to and is deemed to have notice of.  Capitalized  terms not  defined  herein shall have the meaning  assigned to them in the Fiscal Agency  Agreement.  Further  references  herein to principal or interest shall be deemed to also refer to any Additional Amounts which may be payable hereunder.

                  This  Global  Bond is issued  under the  authority  of two Orders of the  Lieutenant  Governor in
Council of Ontario,  made pursuant to the Financial  Administration  Act  (Ontario),  as amended.  This Global Bond shall for all purposes be governed by, and  construed in accordance  with,  the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

                  Payment of the  principal  of and  interest on this Global Bond is a charge on and payable out of the Consolidated  Revenue Fund of Ontario.  This Global Bond is a direct  unsecured  obligation of the Province and as among the other Bonds,  ranks pari passu and is payable  without any  preference  or priority.  This Global Bond ranks equally with all of the Province's  other unsecured and  unsubordinated  indebtedness  and  obligations  from time to time outstanding.

                  Interest on this Global Bond will  accrue  from the most recent  Interest  Payment  Date to which interest has been paid,  or, if no interest has been paid or duly provided  for, from February 22, 2008,  until the principal  hereof has been paid or duly made  available  for  payment.  Any overdue  principal  or interest on this
Global Bond shall bear  interest at the rate of 2.75% per annum (before as well as after  judgment)  until paid, or if earlier,  when the full  amount of the moneys  payable has been  received  by the  Registrar  and notice to that effect  has been  given in  accordance  with the  provisions  set  forth  herein.  The  interest  so  payable,  and punctually  paid or duly provided  for, on any Interest  Payment Date will be paid to the person in whose name this
Global Bond (or one or more  predecessor  Global  Bonds) is  registered at the close of business on February 7th or
August 7th (whether or not a Business  Day, as defined  below),  as the case may be, next  preceding  such Interest
Payment Date (each such day a "Regular  Record  Date").  Any such interest not so punctually  paid or duly provided for will be paid to the  person  in whose  name  this  Global  Bond (or one or more  predecessor  Global  Bonds) is registered  at the close of business on a special  record  date for the  payment of such  defaulted  interest to be fixed by the Registrar,  notice whereof shall be given to the registered  holder hereof not less than ten (10) days prior to such special  record date, or be paid at any time in any other lawful  manner.  Interest  payments on this
Global  Bond will  include  interest  accrued  to but  excluding  the  Interest  Payment  Dates.  Interest  will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

                  For the purposes only of disclosure  required by the Interest Act (Canada) and without  affecting the  interest  payable  to the  registered  holder of this  Global  Bond,  the  yearly  rate of  interest  which is equivalent  to the rate of interest  for any period of less than one year is the rate of  interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month period  constituting such year and  commencing on the same day as such period and the  denominator of which is the actual number of days elapsed in such 12-month period.

                  In the event that the  Maturity  Date,  any  Interest  Payment  Date or any  Redemption  Date (as
defined in the Fiscal  Agency  Agreement)  with  respect to this  Global Bond shall be a day that is not a Business
Day, the registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest shall be paid in respect of the delay in such payment,  unless such next  following  Business Day falls in the next  succeeding  calendar  month,  in which case the related  payment will be made on the immediately preceding  Business Day as if made on the date such payment was due. For purposes  hereof,  "Business  Day" means a day on which  banking  institutions  in The City of New York,  the City of London and the City of  Toronto  are not
authorized or obligated by law or executive order to close.

                  If Bonds in definitive  registered  form are issued in exchange for this Global Bond,  payment of the  principal  of such  Bonds  will be made upon  presentation  and  surrender  of such Bonds at the office of the
Registrar  maintained  for that  purpose in the  Borough of  Manhattan,  The City and State of New York,  or at the
office of any Paying Agent  appointed by the Province  for such purpose  pursuant to the Fiscal  Agency  Agreement.
Payment  of  interest  due  prior  to or on the  Maturity  Date  will be made by  forwarding  by post or  otherwise delivering  a cheque,  to the  registered  addresses  of  registered  holders  of Bonds,  or, at the  option of the
Province,  otherwise  transferring  funds to the  registered  holders  of the  Bonds.  If the  Maturity  Date,  the
Redemption  Date or any  Interest  Payment  Date is a Business Day but is a day on which any Paying Agent is closed at the applicable  place of payment,  the registered  holder will not be entitled to payment at such location until the next  succeeding day on which banking  institutions in such place of payment are not authorized or obligated by law or executive order to be closed and no further interest shall accrue in respect of the delay in such payment.

                  Payment of the  principal  of and  interest on the Bonds will be made in such coin or currency of the United States as, at the time of payment, is legal tender for payment of public and private debts.

                  This Global Bond is not subject to any sinking  fund and is not  redeemable  at the option of the
Province,  unless certain events occur involving  Canadian taxation as set forth below, and is not repayable at the option of the holder prior to the Maturity Date.

                  All  payments  of, or in respect of,  principal  of and interest on this Global Bond will be made without  withholding  of or deduction  for, or on account of, any present or future taxes,  duties,  assessments or charges of whatsoever  nature  imposed or levied by or on behalf of the  Government  of Canada,  or any province or political  subdivision  thereof, or any authority thereof or agency therein having power to tax, unless such taxes, duties,  assessments  or charges  are  required by law or by the  administration  or  interpretation  thereof to be withheld or deducted.  In that event,  the Province  (subject to its right of  redemption  described  herein below)
will pay to the registered  holder of this Global Bond such additional  amounts (the "Additional  Amounts") as will result (after  withholding  or deduction of the said taxes,  duties,  assessments or charges) in the payment to the holders of Bonds of the amounts which would  otherwise  have been payable in respect of the Bonds in the absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

(a)      a beneficial  owner of which is subject to such taxes,  duties,  assessments or charges in respect of such
         Bond by reason of such owner being  connected  with Canada  otherwise  than merely by the  ownership  as a non-resident of Canada of such Bond, but only to the extent of such owner's interest(s) therein; or

(b)      presented  for payment  more than 15 days after the  Relevant  Date,  except to the extent that the holder thereof  would have been  entitled to such  Additional  Amounts on the last day of such period of 15 days.
         For this purpose, the "Relevant Date" in relation to any Bond means whichever is the later of:

(i)      the date on which the payment in respect of such Bond becomes due and payable; or

(ii)     if the full  amount of the moneys  payable on such date in respect of such Bond has not been  received  by the  Registrar  on or prior to such date,  the date on which notice is duly given to the holders of Bonds that such moneys have been so received.

                  Unless  previously  redeemed for tax reasons,  as provided below, or repurchased by the Province, the Principal Amount of this Global Bond is due and payable on February 22, 2011.

                  The Bonds may be redeemed at the option of the Province in whole,  but not in part,  at any time, on giving not less than 30 days' and no more than 60 days'  notice to  registered  holders  of Bonds in  accordance with Section 19 of the Fiscal  Agency  Agreement  (which  notice shall be  irrevocable),  at 100% of the  principal amount  thereof,  together with interest  accrued  thereon to the Redemption  Date, if (a) the Province has or will become obliged to pay  Additional  Amounts as provided  herein,  as a result of any change in, or amendment to, the laws or  regulations  of Canada or any province or  political  subdivision  thereof,  or any  authority  thereof or agency therein having power to tax, or any change in the  application  or official  interpretation  of such laws or regulations,  which change or amendment  becomes  effective on or after February 14, 2008, and (b) such  obligation cannot be avoided by the Province  taking  reasonable  measures  available to it,  provided  that no such notice of redemption  shall be given earlier than 90 days prior to the earliest  date on which the Province  would be obliged to pay such  Additional  Amounts were a payment in respect of the Bonds then due.  Prior to the  publication of any notice of redemption  pursuant to this paragraph,  the Province shall deliver to the Registrar a certificate signed by an officer of the Province  stating that the Province is entitled to effect such  redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Province so to redeem have occurred.

                  The Registrar has been  appointed  registrar  for the Bonds,  and the Registrar  will maintain at its office in the Borough of Manhattan,  The City and State of New York, a register  (herein,  the  "Register") for the  registration of Bonds and the  registration of transfers and exchanges of Bonds.  Subject to the  limitations, terms and  conditions set forth herein and in the Fiscal Agency  Agreement,  this Global Bond may be transferred at the office of the Registrar by surrendering  this Global Bond for  cancellation,  and thereupon the Registrar shall issue and  register  in the name of the  transferee,  in  exchange  herefor,  a new  Global  Bond (or other  global security in the case of a transfer to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

                  Upon the  occurrence of certain  events  specified in Section 6 of the Fiscal  Agency  Agreement, this Global Bond is  exchangeable  at the office of the Registrar for Bonds in definitive  registered  form without coupons of  authorized  denominations  of US$5,000  and  integral  multiples  of US$1,000  for amounts in excess of
US$5,000 in an equal  aggregate  principal  amount and having  identical  terms and conditions as this Global Bond, except  to the  extent  that  such  terms  and  conditions  specifically  relate  to this  Global  Bond as a global security.  On or after such exchange,  the Registrar,  to the extent reasonably  practicable in the  circumstances, shall  make all  payments  to be made in  respect of such Bonds in  definitive  registered  form to the  registered holders  thereof  regardless of whether such  exchange  occurred  after the record date for such  payment.  If this
Global Bond is  surrendered  for  transfer,  it shall be  accompanied  by a written  instrument of transfer in form satisfactory  to the Registrar  and executed by the  registered  holder in person or by the holder's  attorney duly authorized  in writing.  No service  charge  will be imposed for any such  transfers  and  exchanges  in the normal course of business,  but the Province may require  payment of a sum  sufficient  to cover any stamp or other tax or other governmental charge in connection therewith.

                  The  Registrar  shall not be required to  register  any  transfer or exchange of this Global Bond during the period from any Regular  Record Date to the  corresponding  Interest  Payment  Date or during the period from the Redemption  Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption  Date.  Neither the
Province nor the Registrar shall be required to make any exchange of Bonds,  if as a result  thereof,  the Province may incur adverse tax or other similar  consequences  under the laws or regulations of any  jurisdiction  in effect at the time of the  exchange.  No provision of this Global Bond or of the Fiscal  Agency  Agreement  shall alter or impair the obligation of the Province,  which is absolute and  unconditional,  to pay the principal of and interest on this Global Bond at the time, place and rate, and in the coin or currency, herein prescribed.

                  The  Province,  the Registrar and any Paying Agent may treat the holder in whose name this Global
Bond is registered as the absolute owner hereof for all purposes,  whether or not this Global Bond is overdue,  and none of the  Province,  the  Registrar  or any  Paying  Agent  shall be  affected  by notice to the  contrary.  All payments to or on the order of the  registered  holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

                  The  Province's  obligation  to pay an amount of  interest on the Bonds will cease if a claim for the payment of such  interest is not made  within two years after the date on which such  interest  becomes due and payable.  The  Province's  obligation  to pay the  principal  amount of the Bonds  will  cease if the Bonds are not presented for payment within two years after the date on which such principal becomes due and payable.

                  The Province and the Registrar  may, at any time or from time to time,  without  notice to or the consent of the registered  holder of any Bond, enter into one or more agreements  supplemental to the Fiscal Agency
Agreement to create and issue  further  bonds ranking pari passu with the Bonds in all respects (or in all respects except for the payment of interest  accruing  prior to the issue date of such further bonds or except for the first payment of  interest  following  the issue date of such  further  bonds) and so that such  further  bonds  shall be consolidated  and form a single  series  with the Bonds and shall have the same terms as to status,  redemption  or otherwise as the Bonds.

                  The Fiscal  Agency  Agreement  and the Bonds may be amended by the Province on the one hand,  and the Registrar,  on the other hand,  without notice to or the consent of the registered  holder of any Bond, for the purpose of curing any  ambiguity,  or curing,  correcting  or  supplementing  any  defective  provisions  contained therein or herein,  or effecting  the issue of further  bonds as  described  above or in any other manner which the
Province may deem  necessary or desirable and which,  in the reasonable  opinion of the Province,  on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the beneficial owners of Bonds.

                  The Fiscal Agency Agreement  contains  provisions for convening meetings of registered holders of
Bonds to consent by Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the
Province to the Fiscal Agency Agreement  (except as provided in the two immediately  preceding  paragraphs) and the
Bonds (including the terms and conditions contained herein).

                  An  Extraordinary  Resolution  duly passed at any such meeting shall be binding on all registered holders of Bonds,  whether  present  or not;  however,  no such  modification  or  amendment  to the Fiscal  Agency
Agreement or to the terms and  conditions of the Bonds may,  without the consent of the  registered  holder of each such Bond  affected  thereby:  (a) change the Maturity  Date of any such Bond or change any Interest  Payment Date;
(b) reduce the principal amount of any such Bond or the rate of interest  payable thereon;  (c) change the currency of payment of any such Bond; (d) impair the right to institute  suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the  percentage of the  principal  amount of Bonds  necessary for the taking of any action,  including  modification or amendment of the Fiscal Agency Agreement or the terms and conditions of the
Bonds, or reduce the quorum required at any meeting of registered holders of Bonds.

                  The term  "Extraordinary  Resolution"  is defined in the Fiscal Agency  Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than  66 2/3% of the  principal  amount of Bonds  represented  at the  meeting  in person or by proxy and voted on the resolution  or as an  instrument  in writing  signed by the  registered  holders of not less than 66 2/3% in principal amount of the  outstanding  Bonds.  The quorum at any such meeting for passing an  Extraordinary  Resolution is one or more  registered  holders of Bonds  present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time  outstanding,  or at any adjourned meeting called by the Province or the Registrar, one or more persons being or representing  registered  holders of Bonds whatever the principal  amount of the Bonds so held or represented.

                  All notices to the  registered  holders of Bonds will be  published  in English in the  Financial
Times in  London,  England,  The Wall  Street  Journal  in New York,  U.S.A.,  and The  Globe and Mail in  Toronto,
Canada.  If at any time  publication in any such newspaper is not  practicable,  notices will be valid if published in an English language  newspaper with general  circulation in the respective market regions as the Province,  with the  approval of the  Registrar,  shall  determine.  Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different  dates, on the first date on which  publication is made.

                  For so long as the Bonds are listed on the London  Stock  Exchange and if the rules of such stock exchange  on which the Bonds are listed or the rules of the  Financial  Services  Authority  (UK) so  require,  the
Province agrees to appoint and maintain a paying agent in London.

                  Unless the  certificate  of  authentication  hereon has been  executed by the Registrar by manual signature,  this Global Bond shall not be entitled to any benefit under the Fiscal Agency  Agreement or be valid or obligatory for any purpose.

                  IN WITNESS  WHEREOF,  the Province of Ontario,  pursuant to due  authorization of law, has caused this Global Bond to be duly  executed by an  authorized  representative  and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  February 22, 2008                            PROVINCE OF ONTARIO

                                                     By:
                                                        --------------------------
                                                        Authorized Signing Officer

                                                     SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series  designated  therein  referred  to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK
  as Registrar

By:
    ------------------------------
         Authorized Signatory

Unless this certificate is presented by an authorized  representative  of The Depository Trust Company,  a New York corporation  (55 Water Street,  New York, New York) (the  "Depository"),  to the Province (as defined below) or its agent for registration of transfer,  exchange or payment,  and any certificate  issued is registered in the name of
Cede & Co. or in such other  name as is  requested  by an  authorized  representative  of the  Depository  (and any payment  is made to Cede & Co. or to such other  entity as is  requested  by an  authorized  representative  of the
Depository),  ANY  TRANSFER,  PLEDGE OR OTHER USE HEREOF  FOR VALUE OR  OTHERWISE  BY OR TO ANY PERSON IS  WRONGFUL
inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO.  PP-A0002                                                                         CUSIP:             74408F AA7
SERIES: PP                                                                            ISIN:            US74408FAA75

                                                PROVINCE OF ONTARIO
                                         2.75% BOND DUE FEBRUARY 22, 2011

                  The Province of Ontario (the  "Province"),  for value received,  hereby promises to pay to Cede &
Co., or its registered  assigns,  the principal sum of FIVE HUNDRED MILLION UNITED STATES DOLLARS  (US$500,000,000)
(the  "Principal  Amount")  in lawful  money of the United  States of America on February  22, 2011 (the  "Maturity
Date") (or on such earlier date as the  Principal  Amount may become  payable  hereunder),  upon  presentation  and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined below), if any, at the rate of 2.75% per annum  from  February  22,  2008  until the  principal  hereof is paid.  Interest  for the period from,  and  including,  February 22, 2008 to, but  excluding,  August 22, 2008 will be payable on August 22,
2008 (the  "Initial  Interest  Payment  Date").  Thereafter,  interest  on this Bond will be  payable  in two equal semi-annual  installments  in  arrears  on the 22nd day of  February  and the 22nd day of August in each year (each such date, and the Initial Interest Payment Date, an "Interest Payment Date").

                  This is a fully  registered  Global  Bond (the  "Global  Bond") in respect  of a duly  authorized issue of debt  securities of the Province  designated as its 2.75% Bonds due February 22, 2011 (the "Bonds").  This
Global Bond is limited in  aggregate  principal  amount to  US$500,000,000.  This Global Bond and all the rights of the  registered  holder hereof are expressly  subject to a fiscal  agency  agreement  dated as of February 22, 2008
(the "Fiscal Agency  Agreement")  between the Province and The Bank of New York, as fiscal agent,  transfer  agent, registrar  and  principal  paying  agent (the  "Registrar",  which term  includes any  successor  as fiscal  agent, transfer agent,  registrar and principal  paying agent) to which Fiscal Agency  Agreement  reference is hereby made for a statement of the respective rights,  duties and immunities of the Province,  the Registrar and holders of the
Bonds and the terms upon which the Bonds are,  and are to be,  authenticated  and  delivered.  This Global Bond and the Fiscal Agency Agreement  together  constitute a contract,  all the terms and conditions of which the registered holder by  acceptance  hereof  assents to and is deemed to have notice of.  Capitalized  terms not  defined  herein shall have the meaning  assigned to them in the Fiscal Agency  Agreement.  Further  references  herein to principal or interest shall be deemed to also refer to any Additional Amounts which may be payable hereunder.

                  This  Global  Bond is issued  under the  authority  of two Orders of the  Lieutenant  Governor in
Council of Ontario,  made pursuant to the Financial  Administration  Act  (Ontario),  as amended.  This Global Bond shall for all purposes be governed by, and  construed in accordance  with,  the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

                  Payment of the  principal  of and  interest on this Global Bond is a charge on and payable out of the Consolidated  Revenue Fund of Ontario.  This Global Bond is a direct  unsecured  obligation of the Province and as among the other Bonds,  ranks pari passu and is payable  without any  preference  or priority.  This Global Bond ranks equally with all of the Province's  other unsecured and  unsubordinated  indebtedness  and  obligations  from time to time outstanding.

                  Interest on this Global Bond will  accrue  from the most recent  Interest  Payment  Date to which interest has been paid,  or, if no interest has been paid or duly provided  for, from February 22, 2008,  until the principal  hereof has been paid or duly made  available  for  payment.  Any overdue  principal  or interest on this
Global Bond shall bear  interest at the rate of 2.75% per annum (before as well as after  judgment)  until paid, or if earlier,  when the full  amount of the moneys  payable has been  received  by the  Registrar  and notice to that effect  has been  given in  accordance  with the  provisions  set  forth  herein.  The  interest  so  payable,  and punctually  paid or duly provided  for, on any Interest  Payment Date will be paid to the person in whose name this
Global Bond (or one or more  predecessor  Global  Bonds) is  registered at the close of business on February 7th or
August 7th (whether or not a Business  Day, as defined  below),  as the case may be, next  preceding  such Interest
Payment Date (each such day a "Regular  Record  Date").  Any such interest not so punctually  paid or duly provided for will be paid to the  person  in whose  name  this  Global  Bond (or one or more  predecessor  Global  Bonds) is registered  at the close of business on a special  record  date for the  payment of such  defaulted  interest to be fixed by the Registrar,  notice whereof shall be given to the registered  holder hereof not less than ten (10) days prior to such special  record date, or be paid at any time in any other lawful  manner.  Interest  payments on this
Global  Bond will  include  interest  accrued  to but  excluding  the  Interest  Payment  Dates.  Interest  will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

                  For the purposes only of disclosure  required by the Interest Act (Canada) and without  affecting the  interest  payable  to the  registered  holder of this  Global  Bond,  the  yearly  rate of  interest  which is equivalent  to the rate of interest  for any period of less than one year is the rate of  interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month period  constituting such year and  commencing on the same day as such period and the  denominator of which is the actual number of days elapsed in such 12-month period.

                  In the event that the  Maturity  Date,  any  Interest  Payment  Date or any  Redemption  Date (as
defined in the Fiscal  Agency  Agreement)  with  respect to this  Global Bond shall be a day that is not a Business
Day, the registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest shall be paid in respect of the delay in such payment,  unless such next  following  Business Day falls in the next  succeeding  calendar  month,  in which case the related  payment will be made on the immediately preceding  Business Day as if made on the date such payment was due. For purposes  hereof,  "Business  Day" means a day on which  banking  institutions  in The City of New York,  the City of London,  and the City of Toronto are not
authorized or obligated by law or executive order to close.

                  If Bonds in definitive  registered  form are issued in exchange for this Global Bond,  payment of the  principal  of such  Bonds  will be made upon  presentation  and  surrender  of such Bonds at the office of the
Registrar  maintained  for that  purpose in the  Borough of  Manhattan,  The City and State of New York,  or at the
office of any Paying Agent  appointed by the Province  for such purpose  pursuant to the Fiscal  Agency  Agreement.
Payment  of  interest  due  prior  to or on the  Maturity  Date  will be made by  forwarding  by post or  otherwise delivering  a cheque,  to the  registered  addresses  of  registered  holders  of Bonds,  or, at the  option of the
Province,  otherwise  transferring  funds to the  registered  holders  of the  Bonds.  If the  Maturity  Date,  the
Redemption  Date or any  Interest  Payment  Date is a Business Day but is a day on which any Paying Agent is closed at the applicable  place of payment,  the registered  holder will not be entitled to payment at such location until the next  succeeding day on which banking  institutions in such place of payment are not authorized or obligated by law or executive order to be closed and no further interest shall accrue in respect of the delay in such payment.

                  Payment of the  principal  of and  interest on the Bonds will be made in such coin or currency of the United States as, at the time of payment, is legal tender for payment of public and private debts.

                  This Global Bond is not subject to any sinking  fund and is not  redeemable  at the option of the
Province,  unless certain events occur involving  Canadian taxation as set forth below, and is not repayable at the option of the holder prior to the Maturity Date.

                  All  payments  of, or in respect of,  principal  of and interest on this Global Bond will be made without  withholding  of or deduction  for, or on account of, any present or future taxes,  duties,  assessments or charges of whatsoever  nature  imposed or levied by or on behalf of the  Government  of Canada,  or any province or political  subdivision  thereof, or any authority thereof or agency therein having power to tax, unless such taxes, duties,  assessments  or charges  are  required by law or by the  administration  or  interpretation  thereof to be withheld or deducted.  In that event,  the Province  (subject to its right of  redemption  described  herein below)
will pay to the registered  holder of this Global Bond such additional  amounts (the "Additional  Amounts") as will result (after  withholding  or deduction of the said taxes,  duties,  assessments or charges) in the payment to the holders of Bonds of the amounts which would  otherwise  have been payable in respect of the Bonds in the absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

(a)      a beneficial  owner of which is subject to such taxes,  duties,  assessments or charges in respect of such
         Bond by reason of such owner being  connected  with Canada  otherwise  than merely by the  ownership  as a non-resident of Canada of such Bond, but only to the extent of such owner's interest(s) therein; or

(b)      presented  for payment  more than 15 days after the  Relevant  Date,  except to the extent that the holder thereof  would have been  entitled to such  Additional  Amounts on the last day of such period of 15 days.
         For this purpose, the "Relevant Date" in relation to any Bond means whichever is the later of:

                  (i)      the date on which the payment in respect of such Bond becomes due and payable; or

                  (ii)     if the full  amount of the  moneys  payable on such date in respect of such Bond has not been  received by the  Registrar  on or prior to such date,  the date on which notice is duly given to the holders of Bonds that such moneys have been so received.

                  Unless  previously  redeemed for tax reasons,  as provided below, or repurchased by the Province, the Principal Amount of this Global Bond is due and payable on February 22, 2011.

                  The Bonds may be redeemed at the option of the Province in whole,  but not in part,  at any time, on giving not less than 30 days' and no more than 60 days'  notice to  registered  holders  of Bonds in  accordance with Section 19 of the Fiscal  Agency  Agreement  (which  notice shall be  irrevocable),  at 100% of the  principal amount  thereof,  together with interest  accrued  thereon to the Redemption  Date, if (a) the Province has or will become obliged to pay  Additional  Amounts as provided  herein,  as a result of any change in, or amendment to, the laws or  regulations  of Canada or any province or  political  subdivision  thereof,  or any  authority  thereof or agency therein having power to tax, or any change in the  application  or official  interpretation  of such laws or regulations,  which change or amendment  becomes  effective on or after February 14, 2008, and (b) such  obligation cannot be avoided by the Province  taking  reasonable  measures  available to it,  provided  that no such notice of redemption  shall be given earlier than 90 days prior to the earliest  date on which the Province  would be obliged to pay such  Additional  Amounts were a payment in respect of the Bonds then due.  Prior to the  publication of any notice of redemption  pursuant to this paragraph,  the Province shall deliver to the Registrar a certificate signed by an officer of the Province  stating that the Province is entitled to effect such  redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Province so to redeem have occurred.

                  The Registrar has been  appointed  registrar  for the Bonds,  and the Registrar  will maintain at its office in the Borough of Manhattan,  The City and State of New York, a register  (herein,  the  "Register") for the  registration of Bonds and the  registration of transfers and exchanges of Bonds.  Subject to the  limitations, terms and  conditions set forth herein and in the Fiscal Agency  Agreement,  this Global Bond may be transferred at the office of the Registrar by surrendering  this Global Bond for  cancellation,  and thereupon the Registrar shall issue and  register  in the name of the  transferee,  in  exchange  herefor,  a new  Global  Bond (or other  global security in the case of a transfer to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

                  Upon the  occurrence of certain  events  specified in Section 6 of the Fiscal  Agency  Agreement, this Global Bond is  exchangeable  at the office of the Registrar for Bonds in definitive  registered  form without coupons of  authorized  denominations  of US$5,000  and  integral  multiples  of US$1,000  for amounts in excess of
US$5,000 in an equal  aggregate  principal  amount and having  identical  terms and conditions as this Global Bond, except  to the  extent  that  such  terms  and  conditions  specifically  relate  to this  Global  Bond as a global security.  On or after such exchange,  the Registrar,  to the extent reasonably  practicable in the  circumstances, shall  make all  payments  to be made in  respect of such Bonds in  definitive  registered  form to the  registered holders  thereof  regardless of whether such  exchange  occurred  after the record date for such  payment.  If this
Global Bond is  surrendered  for  transfer,  it shall be  accompanied  by a written  instrument of transfer in form satisfactory  to the Registrar  and executed by the  registered  holder in person or by the holder's  attorney duly authorized  in writing.  No service  charge  will be imposed for any such  transfers  and  exchanges  in the normal course of business,  but the Province may require  payment of a sum  sufficient  to cover any stamp or other tax or other governmental charge in connection therewith.

                  The  Registrar  shall not be required to  register  any  transfer or exchange of this Global Bond during the period from any Regular  Record Date to the  corresponding  Interest  Payment  Date or during the period from the Redemption  Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption  Date.  Neither the
Province nor the Registrar shall be required to make any exchange of Bonds,  if as a result  thereof,  the Province may incur adverse tax or other similar  consequences  under the laws or regulations of any  jurisdiction  in effect at the time of the  exchange.  No provision of this Global Bond or of the Fiscal  Agency  Agreement  shall alter or impair the obligation of the Province,  which is absolute and  unconditional,  to pay the principal of and interest on this Global Bond at the time, place and rate, and in the coin or currency, herein prescribed.

                  The  Province,  the Registrar and any Paying Agent may treat the holder in whose name this Global
Bond is registered as the absolute owner hereof for all purposes,  whether or not this Global Bond is overdue,  and none of the  Province,  the  Registrar  or any  Paying  Agent  shall be  affected  by notice to the  contrary.  All payments to or on the order of the  registered  holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

                  The  Province's  obligation  to pay an amount of  interest on the Bonds will cease if a claim for the payment of such  interest is not made  within two years after the date on which such  interest  becomes due and payable.  The  Province's  obligation  to pay the  principal  amount of the Bonds  will  cease if the Bonds are not presented for payment within two years after the date on which such principal becomes due and payable.

                  The Province and the Registrar  may, at any time or from time to time,  without  notice to or the consent of the registered  holder of any Bond, enter into one or more agreements  supplemental to the Fiscal Agency
Agreement to create and issue  further  bonds ranking pari passu with the Bonds in all respects (or in all respects except for the payment of interest  accruing  prior to the issue date of such further bonds or except for the first payment of  interest  following  the issue date of such  further  bonds) and so that such  further  bonds  shall be consolidated  and form a single  series  with the Bonds and shall have the same terms as to status,  redemption  or otherwise as the Bonds.

                  The Fiscal  Agency  Agreement  and the Bonds may be amended by the Province on the one hand,  and the Registrar,  on the other hand,  without notice to or the consent of the registered  holder of any Bond, for the purpose of curing any  ambiguity,  or curing,  correcting  or  supplementing  any  defective  provisions  contained therein or herein,  or effecting  the issue of further  bonds as  described  above or in any other manner which the
Province may deem  necessary or desirable and which,  in the reasonable  opinion of the Province,  on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the beneficial owners of Bonds.

                  The Fiscal Agency Agreement  contains  provisions for convening meetings of registered holders of
Bonds to consent by Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the
Province to the Fiscal Agency Agreement  (except as provided in the two immediately  preceding  paragraphs) and the
Bonds (including the terms and conditions contained herein).

                  An  Extraordinary  Resolution  duly passed at any such meeting shall be binding on all registered holders of Bonds,  whether  present  or not;  however,  no such  modification  or  amendment  to the Fiscal  Agency
Agreement or to the terms and  conditions of the Bonds may,  without the consent of the  registered  holder of each such Bond  affected  thereby:  (a) change the Maturity  Date of any such Bond or change any Interest  Payment Date;
(b) reduce the principal amount of any such Bond or the rate of interest  payable thereon;  (c) change the currency of payment of any such Bond; (d) impair the right to institute  suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the  percentage of the  principal  amount of Bonds  necessary for the taking of any action,  including  modification or amendment of the Fiscal Agency Agreement or the terms and conditions of the
Bonds, or reduce the quorum required at any meeting of registered holders of Bonds.

                  The term  "Extraordinary  Resolution"  is defined in the Fiscal Agency  Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than  66 2/3% of the  principal  amount of Bonds  represented  at the  meeting  in person or by proxy and voted on the resolution  or as an  instrument  in writing  signed by the  registered  holders of not less than 66 2/3% in principal amount of the  outstanding  Bonds.  The quorum at any such meeting for passing an  Extraordinary  Resolution is one or more  registered  holders of Bonds  present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time  outstanding,  or at any adjourned meeting called by the Province or the Registrar, one or more persons being or representing  registered  holders of Bonds whatever the principal  amount of the Bonds so held or represented.

                  All notices to the  registered  holders of Bonds will be  published  in English in the  Financial
Times in  London,  England,  The Wall  Street  Journal  in New York,  U.S.A.,  and The  Globe and Mail in  Toronto,
Canada.  If at any time  publication in any such newspaper is not  practicable,  notices will be valid if published in an English language  newspaper with general  circulation in the respective market regions as the Province,  with the  approval of the  Registrar,  shall  determine.  Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different  dates, on the first date on which  publication is made.

                  For so long as the Bonds are listed on the London  Stock  Exchange and if the rules of such stock exchange  on which the Bonds are listed or the rules of the  Financial  Services  Authority  (UK) so  require,  the
Province agrees to appoint and maintain a paying agent in London.

                  Unless the  certificate  of  authentication  hereon has been  executed by the Registrar by manual signature,  this Global Bond shall not be entitled to any benefit under the Fiscal Agency  Agreement or be valid or obligatory for any purpose.

                  IN WITNESS  WHEREOF,  the Province of Ontario,  pursuant to due  authorization of law, has caused this Global Bond to be duly  executed by an  authorized  representative  and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  February 22, 2008                            PROVINCE OF ONTARIO

                                                     By:
                                                        --------------------------
                                                        Authorized Signing Officer

                                                     SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series  designated  therein  referred  to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK
  as Registrar

By:
    ------------------------------
         Authorized Signatory

Unless this certificate is presented by an authorized  representative  of The Depository Trust Company,  a New York corporation  (55 Water Street,  New York, New York) (the  "Depository"),  to the Province (as defined below) or its agent for registration of transfer,  exchange or payment,  and any certificate  issued is registered in the name of
Cede & Co. or in such other  name as is  requested  by an  authorized  representative  of the  Depository  (and any payment  is made to Cede & Co. or to such other  entity as is  requested  by an  authorized  representative  of the
Depository),  ANY  TRANSFER,  PLEDGE OR OTHER USE HEREOF  FOR VALUE OR  OTHERWISE  BY OR TO ANY PERSON IS  WRONGFUL
inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO.  PP-A0003                                                                         CUSIP:             74408F AA7
SERIES: PP                                                                            ISIN:            US74408FAA75

                                                PROVINCE OF ONTARIO
                                         2.75% BOND DUE FEBRUARY 22, 2011

                  The Province of Ontario (the  "Province"),  for value received,  hereby promises to pay to Cede &
Co., or its registered  assigns,  the principal sum of FIVE HUNDRED MILLION UNITED STATES DOLLARS  (US$500,000,000)
(the  "Principal  Amount")  in lawful  money of the United  States of America on February  22, 2011 (the  "Maturity
Date") (or on such earlier date as the  Principal  Amount may become  payable  hereunder),  upon  presentation  and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined below), if any, at the rate of 2.75% per annum  from  February  22,  2008  until the  principal  hereof is paid.  Interest  for the period from,  and  including,  February 22, 2008 to, but  excluding,  August 22, 2008 will be payable on August 22,
2008 (the  "Initial  Interest  Payment  Date").  Thereafter,  interest  on this Bond will be  payable  in two equal semi-annual  installments  in  arrears  on the 22nd day of  February  and the 22nd day of August in each year (each such date, and the Initial Interest Payment Date, an "Interest Payment Date").

                  This is a fully  registered  Global  Bond (the  "Global  Bond") in respect  of a duly  authorized issue of debt  securities of the Province  designated as its 2.75% Bonds due February 22, 2011 (the "Bonds").  This
Global Bond is limited in  aggregate  principal  amount to  US$500,000,000.  This Global Bond and all the rights of the  registered  holder hereof are expressly  subject to a fiscal  agency  agreement  dated as of February 22, 2008
(the "Fiscal Agency  Agreement")  between the Province and The Bank of New York, as fiscal agent,  transfer  agent, registrar  and  principal  paying  agent (the  "Registrar",  which term  includes any  successor  as fiscal  agent, transfer agent,  registrar and principal  paying agent) to which Fiscal Agency  Agreement  reference is hereby made for a statement of the respective rights,  duties and immunities of the Province,  the Registrar and holders of the
Bonds and the terms upon which the Bonds are,  and are to be,  authenticated  and  delivered.  This Global Bond and the Fiscal Agency Agreement  together  constitute a contract,  all the terms and conditions of which the registered holder by  acceptance  hereof  assents to and is deemed to have notice of.  Capitalized  terms not  defined  herein shall have the meaning  assigned to them in the Fiscal Agency  Agreement.  Further  references  herein to principal or interest shall be deemed to also refer to any Additional Amounts which may be payable hereunder.

                  This  Global  Bond is issued  under the  authority  of two Orders of the  Lieutenant  Governor in
Council of Ontario,  made pursuant to the Financial  Administration  Act  (Ontario),  as amended.  This Global Bond shall for all purposes be governed by, and  construed in accordance  with,  the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

                  Payment of the  principal  of and  interest on this Global Bond is a charge on and payable out of the Consolidated  Revenue Fund of Ontario.  This Global Bond is a direct  unsecured  obligation of the Province and as among the other Bonds,  ranks pari passu and is payable  without any  preference  or priority.  This Global Bond ranks equally with all of the Province's  other unsecured and  unsubordinated  indebtedness  and  obligations  from time to time outstanding.

                  Interest on this Global Bond will  accrue  from the most recent  Interest  Payment  Date to which interest has been paid,  or, if no interest has been paid or duly provided  for, from February 22, 2008,  until the principal  hereof has been paid or duly made  available  for  payment.  Any overdue  principal  or interest on this
Global Bond shall bear  interest at the rate of 2.75% per annum (before as well as after  judgment)  until paid, or if earlier,  when the full  amount of the moneys  payable has been  received  by the  Registrar  and notice to that effect  has been  given in  accordance  with the  provisions  set  forth  herein.  The  interest  so  payable,  and punctually  paid or duly provided  for, on any Interest  Payment Date will be paid to the person in whose name this
Global Bond (or one or more  predecessor  Global  Bonds) is  registered at the close of business on February 7th or
August 7th (whether or not a Business  Day, as defined  below),  as the case may be, next  preceding  such Interest
Payment Date (each such day a "Regular  Record  Date").  Any such interest not so punctually  paid or duly provided for will be paid to the  person  in whose  name  this  Global  Bond (or one or more  predecessor  Global  Bonds) is registered  at the close of business on a special  record  date for the  payment of such  defaulted  interest to be fixed by the Registrar,  notice whereof shall be given to the registered  holder hereof not less than ten (10) days prior to such special  record date, or be paid at any time in any other lawful  manner.  Interest  payments on this
Global  Bond will  include  interest  accrued  to but  excluding  the  Interest  Payment  Dates.  Interest  will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

                  For the purposes only of disclosure  required by the Interest Act (Canada) and without  affecting the  interest  payable  to the  registered  holder of this  Global  Bond,  the  yearly  rate of  interest  which is equivalent  to the rate of interest  for any period of less than one year is the rate of  interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month period  constituting such year and  commencing on the same day as such period and the  denominator of which is the actual number of days elapsed in such 12-month period.

                  In the event that the  Maturity  Date,  any  Interest  Payment  Date or any  Redemption  Date (as
defined in the Fiscal  Agency  Agreement)  with  respect to this  Global Bond shall be a day that is not a Business
Day, the registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest shall be paid in respect of the delay in such payment,  unless such next  following  Business Day falls in the next  succeeding  calendar  month,  in which case the related  payment will be made on the immediately preceding  Business Day as if made on the date such payment was due. For purposes  hereof,  "Business  Day" means a day on which  banking  institutions  in The City of New York,  the City of London and the City of  Toronto  are not
authorized or obligated by law or executive order to close.

                  If Bonds in definitive  registered  form are issued in exchange for this Global Bond,  payment of the  principal  of such  Bonds  will be made upon  presentation  and  surrender  of such Bonds at the office of the
Registrar  maintained  for that  purpose in the  Borough of  Manhattan,  The City and State of New York,  or at the
office of any Paying Agent  appointed by the Province  for such purpose  pursuant to the Fiscal  Agency  Agreement.
Payment  of  interest  due  prior  to or on the  Maturity  Date  will be made by  forwarding  by post or  otherwise delivering  a cheque,  to the  registered  addresses  of  registered  holders  of Bonds,  or, at the  option of the
Province,  otherwise  transferring  funds to the  registered  holders  of the  Bonds.  If the  Maturity  Date,  the
Redemption  Date or any  Interest  Payment  Date is a Business Day but is a day on which any Paying Agent is closed at the applicable  place of payment,  the registered  holder will not be entitled to payment at such location until the next  succeeding day on which banking  institutions in such place of payment are not authorized or obligated by law or executive order to be closed and no further interest shall accrue in respect of the delay in such payment.

                  Payment of the  principal  of and  interest on the Bonds will be made in such coin or currency of the United States as, at the time of payment, is legal tender for payment of public and private debts.

                  This Global Bond is not subject to any sinking  fund and is not  redeemable  at the option of the
Province,  unless certain events occur involving  Canadian taxation as set forth below, and is not repayable at the option of the holder prior to the Maturity Date.

                  All  payments  of, or in respect of,  principal  of and interest on this Global Bond will be made without  withholding  of or deduction  for, or on account of, any present or future taxes,  duties,  assessments or charges of whatsoever  nature  imposed or levied by or on behalf of the  Government  of Canada,  or any province or political  subdivision  thereof, or any authority thereof or agency therein having power to tax, unless such taxes, duties,  assessments  or charges  are  required by law or by the  administration  or  interpretation  thereof to be withheld or deducted.  In that event,  the Province  (subject to its right of  redemption  described  herein below)
will pay to the registered  holder of this Global Bond such additional  amounts (the "Additional  Amounts") as will result (after  withholding  or deduction of the said taxes,  duties,  assessments or charges) in the payment to the holders of Bonds of the amounts which would  otherwise  have been payable in respect of the Bonds in the absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

(a)      a beneficial  owner of which is subject to such taxes,  duties,  assessments or charges in respect of such
         Bond by reason of such owner being  connected  with Canada  otherwise  than merely by the  ownership  as a non-resident of Canada of such Bond, but only to the extent of such owner's interest(s) therein; or

(b)      presented  for payment  more than 15 days after the  Relevant  Date,  except to the extent that the holder thereof  would have been  entitled to such  Additional  Amounts on the last day of such period of 15 days.
         For this purpose, the "Relevant Date" in relation to any Bond means whichever is the later of:

(i)      the date on which the payment in respect of such Bond becomes due and payable; or

(ii)     if the full  amount of the moneys  payable on such date in respect of such Bond has not been  received  by the  Registrar  on or prior to such date,  the date on which notice is duly given to the holders of Bonds that such moneys have been so received.

                  Unless  previously  redeemed for tax reasons,  as provided below, or repurchased by the Province, the Principal Amount of this Global Bond is due and payable on February 22, 2011.

                  The Bonds may be redeemed at the option of the Province in whole,  but not in part,  at any time, on giving not less than 30 days' and no more than 60 days'  notice to  registered  holders  of Bonds in  accordance with Section 19 of the Fiscal  Agency  Agreement  (which  notice shall be  irrevocable),  at 100% of the  principal amount  thereof,  together with interest  accrued  thereon to the Redemption  Date, if (a) the Province has or will become obliged to pay  Additional  Amounts as provided  herein,  as a result of any change in, or amendment to, the laws or  regulations  of Canada or any province or  political  subdivision  thereof,  or any  authority  thereof or agency therein having power to tax, or any change in the  application  or official  interpretation  of such laws or regulations,  which change or amendment  becomes  effective on or after February 14, 2008, and (b) such  obligation cannot be avoided by the Province  taking  reasonable  measures  available to it,  provided  that no such notice of redemption  shall be given earlier than 90 days prior to the earliest  date on which the Province  would be obliged to pay such  Additional  Amounts were a payment in respect of the Bonds then due.  Prior to the  publication of any notice of redemption  pursuant to this paragraph,  the Province shall deliver to the Registrar a certificate signed by an officer of the Province  stating that the Province is entitled to effect such  redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Province so to redeem have occurred.

                  The Registrar has been  appointed  registrar  for the Bonds,  and the Registrar  will maintain at its office in the Borough of Manhattan,  The City and State of New York, a register  (herein,  the  "Register") for the  registration of Bonds and the  registration of transfers and exchanges of Bonds.  Subject to the  limitations, terms and  conditions set forth herein and in the Fiscal Agency  Agreement,  this Global Bond may be transferred at the office of the Registrar by surrendering  this Global Bond for  cancellation,  and thereupon the Registrar shall issue and  register  in the name of the  transferee,  in  exchange  herefor,  a new  Global  Bond (or other  global security in the case of a transfer to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

                  Upon the  occurrence of certain  events  specified in Section 6 of the Fiscal  Agency  Agreement, this Global Bond is  exchangeable  at the office of the Registrar for Bonds in definitive  registered  form without coupons of  authorized  denominations  of US$5,000  and  integral  multiples  of US$1,000  for amounts in excess of
US$5,000 in an equal  aggregate  principal  amount and having  identical  terms and conditions as this Global Bond, except  to the  extent  that  such  terms  and  conditions  specifically  relate  to this  Global  Bond as a global security.  On or after such exchange,  the Registrar,  to the extent reasonably  practicable in the  circumstances, shall  make all  payments  to be made in  respect of such Bonds in  definitive  registered  form to the  registered holders  thereof  regardless of whether such  exchange  occurred  after the record date for such  payment.  If this
Global Bond is  surrendered  for  transfer,  it shall be  accompanied  by a written  instrument of transfer in form satisfactory  to the Registrar  and executed by the  registered  holder in person or by the holder's  attorney duly authorized  in writing.  No service  charge  will be imposed for any such  transfers  and  exchanges  in the normal course of business,  but the Province may require  payment of a sum  sufficient  to cover any stamp or other tax or other governmental charge in connection therewith.

                  The  Registrar  shall not be required to  register  any  transfer or exchange of this Global Bond during the period from any Regular  Record Date to the  corresponding  Interest  Payment  Date or during the period from the Redemption  Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption  Date.  Neither the
Province nor the Registrar shall be required to make any exchange of Bonds,  if as a result  thereof,  the Province may incur adverse tax or other similar  consequences  under the laws or regulations of any  jurisdiction  in effect at the time of the  exchange.  No provision of this Global Bond or of the Fiscal  Agency  Agreement  shall alter or impair the obligation of the Province,  which is absolute and  unconditional,  to pay the principal of and interest on this Global Bond at the time, place and rate, and in the coin or currency, herein prescribed.

                  The  Province,  the Registrar and any Paying Agent may treat the holder in whose name this Global
Bond is registered as the absolute owner hereof for all purposes,  whether or not this Global Bond is overdue,  and none of the  Province,  the  Registrar  or any  Paying  Agent  shall be  affected  by notice to the  contrary.  All payments to or on the order of the  registered  holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

                  The  Province's  obligation  to pay an amount of  interest on the Bonds will cease if a claim for the payment of such  interest is not made  within two years after the date on which such  interest  becomes due and payable.  The  Province's  obligation  to pay the  principal  amount of the Bonds  will  cease if the Bonds are not presented for payment within two years after the date on which such principal becomes due and payable.

                  The Province and the Registrar  may, at any time or from time to time,  without  notice to or the consent of the registered  holder of any Bond, enter into one or more agreements  supplemental to the Fiscal Agency
Agreement to create and issue  further  bonds ranking pari passu with the Bonds in all respects (or in all respects except for the payment of interest  accruing  prior to the issue date of such further bonds or except for the first payment of  interest  following  the issue date of such  further  bonds) and so that such  further  bonds  shall be consolidated  and form a single  series  with the Bonds and shall have the same terms as to status,  redemption  or otherwise as the Bonds.

                  The Fiscal  Agency  Agreement  and the Bonds may be amended by the Province on the one hand,  and the Registrar,  on the other hand,  without notice to or the consent of the registered  holder of any Bond, for the purpose of curing any  ambiguity,  or curing,  correcting  or  supplementing  any  defective  provisions  contained therein or herein,  or effecting  the issue of further  bonds as  described  above or in any other manner which the
Province may deem  necessary or desirable and which,  in the reasonable  opinion of the Province,  on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the beneficial owners of Bonds.

                  The Fiscal Agency Agreement  contains  provisions for convening meetings of registered holders of
Bonds to consent by Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the
Province to the Fiscal Agency Agreement  (except as provided in the two immediately  preceding  paragraphs) and the
Bonds (including the terms and conditions contained herein).

                  An  Extraordinary  Resolution  duly passed at any such meeting shall be binding on all registered holders of Bonds,  whether  present  or not;  however,  no such  modification  or  amendment  to the Fiscal  Agency
Agreement or to the terms and  conditions of the Bonds may,  without the consent of the  registered  holder of each such Bond  affected  thereby:  (a) change the Maturity  Date of any such Bond or change any Interest  Payment Date;
(b) reduce the principal amount of any such Bond or the rate of interest  payable thereon;  (c) change the currency of payment of any such Bond; (d) impair the right to institute  suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the  percentage of the  principal  amount of Bonds  necessary for the taking of any action,  including  modification or amendment of the Fiscal Agency Agreement or the terms and conditions of the
Bonds, or reduce the quorum required at any meeting of registered holders of Bonds.

                  The term  "Extraordinary  Resolution"  is defined in the Fiscal Agency  Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than  66 2/3% of the  principal  amount of Bonds  represented  at the  meeting  in person or by proxy and voted on the resolution  or as an  instrument  in writing  signed by the  registered  holders of not less than 66 2/3% in principal amount of the  outstanding  Bonds.  The quorum at any such meeting for passing an  Extraordinary  Resolution is one or more  registered  holders of Bonds  present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time  outstanding,  or at any adjourned meeting called by the Province or the Registrar, one or more persons being or representing  registered  holders of Bonds whatever the principal  amount of the Bonds so held or represented.

                  All notices to the  registered  holders of Bonds will be  published  in English in the  Financial
Times in  London,  England,  The Wall  Street  Journal  in New York,  U.S.A.,  and The  Globe and Mail in  Toronto,
Canada.  If at any time  publication in any such newspaper is not  practicable,  notices will be valid if published in an English language  newspaper with general  circulation in the respective market regions as the Province,  with the  approval of the  Registrar,  shall  determine.  Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different  dates, on the first date on which  publication is made.

                  For so long as the Bonds are listed on the London  Stock  Exchange and if the rules of such stock exchange  on which the Bonds are listed or the rules of the  Financial  Services  Authority  (UK) so  require,  the
Province agrees to appoint and maintain a paying agent in London.

                  Unless the  certificate  of  authentication  hereon has been  executed by the Registrar by manual signature,  this Global Bond shall not be entitled to any benefit under the Fiscal Agency  Agreement or be valid or obligatory for any purpose.

                  IN WITNESS  WHEREOF,  the Province of Ontario,  pursuant to due  authorization of law, has caused this Global Bond to be duly  executed by an  authorized  representative  and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  February 22, 2008                            PROVINCE OF ONTARIO

                                                     By:
                                                        --------------------------
                                                        Authorized Signing Officer

                                                     SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series  designated  therein  referred  to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK
  as Registrar

By:
    ------------------------------
         Authorized Signatory

                                                                       CONFORMED

                                           Dated as of February 14, 2008

                                                PROVINCE OF ONTARIO

                                                U.S.$1,500,000,000

                                         2.75% Bonds due February 22, 2011

                                              UNDERWRITING AGREEMENT

                                                Province of Ontario

                                              Underwriting Agreement

                                                                                                  February 14, 2008

Barclays Capital Inc.
J.P. Morgan Securities Ltd.
The Toronto-Dominion Bank
As representatives of the several Underwriters
 c/o             Barclays Capital Inc.
                 200 Park Avenue, 5th Floor
                 New York, NY 10166
                 U.S.A.

Dear Sirs:

                  The  Province  of  Ontario  (the  "Province")  proposes  to  sell  the  principal  amount  of its securities  identified in Schedule II hereto (the  "Securities")  to the  underwriters  named in Schedule II hereto
(the "Underwriters"),  for whom you are acting as representatives (the  "Representatives").  The Securities will be issued  in the  form  of one or more  fully  registered  permanent  global  securities  (the  "Global  Securities")
registered  in the name of Cede & Co., as the  nominee of The  Depository  Trust  Company  ("DTC"),  subject to the provisions  of the fiscal  agency  agreement  between the  Province of Ontario and the Bank of New York,  as fiscal agent,  expected to be dated the Closing Date (as defined  below) (the "Fiscal Agency  Agreement").  As of February
14, 2008, (the "Time of Sale"),  the Province had prepared the following  information  (collectively,  the "Time of
Sale  Information"):  a Preliminary  Final  Prospectus  (as defined  below) dated February 14, 2008, and the Issuer
Free Writing  Prospectus (as defined below) in the form of Schedule I hereto. As used herein,  "Issuer Free Writing
Prospectus"  shall have the meaning assigned to the term "issuer free writing  prospectus" in Section 433 under the
U.S.  Securities  Act of  1933,  as  amended  (the  "U.S.  Securities  Act").  This  Agreement  is to  confirm  the arrangements with respect to the purchase of the Securities by the Underwriters.

1.       Representations  and  Warranties.   The  Province  represents  and  warrants  to,  and  agrees  with,  the
Underwriters that:

(i)      The Time of Sale  Information,  at the Time of Sale and at the Closing Date, did not and will not, contain any  untrue  statement  of a  material  fact or omit to  state a  material  fact  necessary  in  order  to make the statements  therein,  in the light of the circumstances  under which they were made, not misleading;  provided that the Province  makes no  representation  or warranty with respect to any  statements  or omissions  made in reliance upon and in  conformity  with  information  furnished  to the Province in writing by such  Underwriter  through the
Representatives  expressly  for use in such Time of Sale  Information.  The Issuer Free Writing  Prospectus  in the
form of Schedule I hereto complies in all material respects with the U.S. Securities Act.

(ii)     The  Province  has filed with the U.S.  Securities  and  Exchange  Commission  (the "SEC") a  registration statement  or  registration  statements  under  Schedule B of the U.S.  Securities  Act,  which has or have  become effective,  for the  registration  of any  Securities  which  may be sold  in the  United  States  under  the  U.S.
Securities  Act.  Each such  registration  statement,  as amended at the date of this  Agreement,  complies  in all material respects with the requirements of the U.S.  Securities Act and the rules and regulations  thereunder.  The
Province has filed a Preliminary  Final  Prospectus  (as defined below) with the SEC pursuant to Rule 424 under the
U.S.  Securities Act, which has been furnished to the  Underwriters,  and proposes to file with the SEC pursuant to
Rule 424  under  the U.S.  Securities  Act a  supplement  to the form of  prospectus  included  in the most  recent registration  statement,  or  amendment  thereto,  filed with the SEC  relating to the  Securities  and the plan of distribution  thereof  and has advised you of all further  information  (financial  and other) with  respect to the
Province to be set forth therein.  The registration  statement or registration  statements,  including the exhibits thereto and the documents  incorporated by reference therein,  as amended at the date of this Agreement,  is or are herein called the  "Registration  Statement";  the  prospectus in the form in which it appears in the  Registration
Statement,  including the documents  incorporated by reference  therein,  is herein called the "Basic  Prospectus";
such  supplemented  form of prospectus,  in the form in which it shall be first filed with the SEC pursuant to Rule
424  after  the  date  hereof  (including  the  Basic  Prospectus  as so  supplemented),  including  the  documents incorporated by reference therein, is herein called the "Final  Prospectus";  and any preliminary form of the Final
Prospectus  which  has  heretofore  been  filed  pursuant  to  Rule  424  (including  the  Basic  Prospectus  as so supplemented),  including the documents  incorporated by reference therein, is herein called the "Preliminary Final
Prospectus".

(iii)    The  documents  filed by the Province with the SEC pursuant to the U.S.  Securities  Exchange Act of 1934, as amended (the "U.S.  Exchange Act") that are  incorporated  by reference in the Preliminary  Final  Prospectus or the Final  Prospectus,  at the time they were  filed  with the SEC,  complied  in all  material  respects  with the requirements of the U.S. Exchange Act and the rules and regulations thereunder.

(iv)     The Province will use all  reasonable  efforts to publish,  as soon as possible  after the Closing Date, a prospectus  approved by the UK Listing  Authority (as defined  below) (the "UKLA  Prospectus")  in compliance  with
Directive  2003/71/EC (the "European  Prospectus  Directive") and all laws,  regulations and rules implementing the
European  Prospectus  Directive,  as amended from time to time and shall submit (or procure the  submission  on its behalf  of) such  reports  or  information  as may from time to time be  required  and  otherwise  comply  with the
European Prospectus Directive and all laws, regulations and rules implementing the European Prospectus Directive.

(v)      As of the date  hereof,  when the Final  Prospectus  is first  filed  pursuant  to Rule 424 under the U.S.
Securities  Act,  when,  prior to the Closing Date (as  hereinafter  defined),  any  amendment to the  Registration
Statement  becomes  effective,  when any  supplement  to the  Final  Prospectus  is  filed  with the SEC and at the
Closing Date, (a) the Registration Statement,  as amended as of any such time and the Final Prospectus,  as amended or  supplemented  as of any such time,  complied  and will  comply in all  material  respects  with the  applicable requirements  of the  U.S.  Securities  Act and the  rules  and  regulations  thereunder  and (b) the  Registration
Statement,  as amended as of any such time, did not or will not contain any untrue  statement of a material fact or omit to state any  material  fact  required  to be stated  therein  or  necessary  in order to make the  statements therein  not  misleading,  and the Final  Prospectus,  as amended  or  supplemented  as of any such time,  will not contain any untrue  statement of a material fact or omit to state any material  fact required to be stated  therein or necessary  in order to make the  statements  therein,  in the light of the  circumstances  under which they were made,  not  misleading,  and  the  summary  set  out in the  Final  Prospectus  is not  misleading,  inaccurate  or inconsistent  when read with other parts of the Final  Prospectus;  provided,  however,  that the Province makes no representations  or warranties as to the  information  contained in or omitted from the  Registration  Statement or the Final  Prospectus or any  amendment  thereof or  supplement  thereto in reliance  upon and in  conformity  with information  furnished in writing to the Province by or on behalf of any  Underwriter  through the  Representatives specifically for use in connection with the preparation of the Registration Statement or the Final Prospectus.

2.       Purchase  and Sale.  Subject to the terms and  conditions  and in reliance  upon the  representations  and warranties herein set forth, the Province agrees to sell to each Underwriter,  and each Underwriter,  severally and not jointly,  agrees to purchase  from the  Province,  at the purchase  price set forth in Schedule II hereto,  the principal amount of the Securities set forth opposite such Underwriter's name in Schedule II hereto.

3.       Delivery  and  Payment.  Delivery  of and  payment  for the  Securities  shall be made at the  offices  of
Shearman & Sterling LLP, Commerce Court West, Suite 4405, Toronto,  Ontario,  Canada (or such other place as may be agreed to by the  Representatives  and the  Province) at 9:00 a.m.,  Toronto time, on February 22, 2008 (or at such time on such later date not later than five  business days after such  specified  date as the  Representatives  and the Province shall agree upon), which date and time may be postponed by agreement between the  Representatives  and the Province or as provided in  Section 10  hereof  (such date and time of delivery and payment for the  Securities being herein called the "Closing Date").  Delivery of the Global  Securities  shall be made to the  Representatives or to their  order  for the  respective  accounts  of the  several  Underwriters  against  payment  by the  several
Underwriters  through the  Representatives  of the purchase price thereof to the Province in immediately  available
(same day) funds by transfer to a U.S. dollar account  specified by the Province.  The Global  Securities  shall be substantially  in the form annexed to the Fiscal  Agency  Agreement  and  registered  in the name of Cede & Co., as nominee of DTC.

                  The  Global   Securities   shall  be  made   available  for   inspection   and  checking  by  the
Representatives  in  Toronto,  Ontario not later than 3:00 P.M.  (Toronto  time) on the  business  day prior to the
Closing Date.  For purposes of this  Agreement,  "business day" shall mean a day on which banking  institutions  in the City of Toronto are not authorized or obligated by law or executive order to be closed.

4.       Listing.  The Province  agrees with the  Underwriters  to file or cause to be filed an  application to the
Financial  Services  Authority in its capacity as competent  authority under the Financial Services and Markets Act
2000,  as amended (the "UK Listing  Authority"),  for the  Securities to be admitted to the Official List of the UK
Listing  Authority (the "Official  List") and for the Securities to be admitted to trading on the Regulated  Market of the London Stock  Exchange plc (the "Stock  Exchange") as soon as possible  after the Closing  Date.  References herein to "list",  "listed" or "listing"  when used in relation to the Stock  Exchange  shall mean  admitted to the
Official List and admitted to trading on the Regulated  Market of the Stock Exchange,  which is a regulated  market for the  purposes of the Markets in  Financial  Instruments  Directive  (2004/39/EC).  The  Province  shall use all reasonable  efforts  to cause the  Securities  to be listed on the Stock  Exchange  as soon as  possible  after the
Closing  Date.  The  Province  further  agrees to furnish to the UK Listing  Authority  and the Stock  Exchange all
documents,  instruments,  information and undertakings and to publish all advertisements or other material that may be necessary in order to effect the listing of the  Securities  and to cause the listing of the  Securities  on the
Stock Exchange to be continued for so long as any of the Securities remain  outstanding;  provided,  however,  that if in the opinion of the  Province,  the  continuation  of such  listing  shall  become  unduly  onerous,  then the
Province may delist the Securities from the Stock  Exchange;  provided,  further,  that if the Securities are to be so delisted  from the Stock  Exchange,  the Province  will use its best efforts to obtain the admission to listing, trading and/or  quotation of the Securities by another listing  authority,  securities  exchange  and/or  quotation system  reasonably  acceptable to the  Representatives  and the Province  prior to the delisting of the  Securities from the Stock Exchange.  The provisions of this Section 4 shall apply to any other listing  authority,  securities exchange  and/or  quotation  system on which the  Securities may be admitted to listing,  trading and/or  quotation mutatis mutandis.

5.       Agreements.  (a)  The Province and the Underwriters agree that:

(i)      Prior to the  termination of the offering of the  Securities,  the Province will not file any amendment to the  Registration  Statement,  any  supplement  to the Time of Sale  Information  or the Final  Prospectus,  or any
document that would as a result thereof be incorporated  by reference in the Time of Sale  Information or the Final
Prospectus,  unless the Province  has  furnished  to the  Underwriters  a copy for their review prior to filing and will not file any such proposed  amendment,  supplement or document to which the  Underwriters  reasonably  object, except that the  Underwriters  may not object to the filing,  as  exhibits  to an  amendment  on Form 18-K/A to the
Province's  Annual Report on Form 18-K, of reports prepared by the Province and the Ontario  Electricity  Financial
Corporation in the ordinary  course.  Subject to the foregoing  sentence,  the Province will cause any  Preliminary
Final  Prospectus  and the Final  Prospectus  to be filed (or mailed for filing)  with the SEC pursuant to Rule 424 and the Province  will file any Issuer Free Writing  Prospectus  to the extent  required by Rule 433 under the U.S.
Securities Act. The Province will promptly advise the  Representatives  (i) when the Time of Sale Information,  the
Final  Prospectus or any document that would as a result thereof be  incorporated  by reference in the Time of Sale
Information  or the Final  Prospectus  shall have been filed (or mailed  for  filing)  with the SEC,  (ii) when any amendment to the  Registration  Statement  relating to the  Securities  shall have become  effective,  (iii) of any request by the SEC for any  amendment of the  Registration  Statement or amendment of or  supplement to the Time of
Sale  Information or the Final  Prospectus or for any additional  information  relating  thereto or to any document incorporated  by reference in the Preliminary  Final  Prospectus or the Final  Prospectus,  (iv) of the issuance by the SEC of any stop order  suspending  the  effectiveness  of the  Registration  Statement  or the  institution  or threatening  of any  proceeding  for that purpose and (v) of the receipt by the Province of any  notification  with respect to the suspension of the  qualification  of the Securities for sale in any  jurisdiction  or the initiation or  threatening  of any  proceeding  for such  purpose.  The  Province  will use its best  efforts to  prevent  the issuance of any such stop order and, if issued, to obtain as soon as possible the withdrawal thereof.

(ii)     Before using or filing any Issuer Free Writing  Prospectus,  other than the Issuer Free Writing Prospectus in the  form of  Schedule  I  hereto,  the  Province  will  furnish  to the  Representatives  and  counsel  for the
Underwriters  a copy of the proposed  Issuer Free Writing  Prospectus  for review and will not use or file any such
Issuer Free Writing  Prospectus to which the  Representatives  reasonably object provided that the  Representatives may not object to a filing that is required.

(iii)    If, at any time when a prospectus  relating to the  Securities is required to be delivered  under the U.S.
Securities  Act,  any event occurs as a result of which the Time of Sale  Information  or the Final  Prospectus  as
then amended or  supplemented  would include any untrue  statement of a material fact or omit to state any material fact  necessary to make the  statements  therein in the light of the  circumstances  under which they were made not misleading,  or if it shall  be  necessary  to  amend or  supplement  the  Time of Sale  Information  or the  Final
Prospectus to comply with the U.S.  Securities Act or the rules and regulations  thereunder,  the Province promptly will  prepare  and file with the SEC,  subject to the first  sentence  in  paragraph  (a)(i) of this  Section 5, an amendment or  supplement  at its own expense  which will correct such  statement or omission or an amendment  which will effect such compliance.

(iv)     Subject to the UKLA  Prospectus  being  approved and  published in  accordance  with  Section  1(iv),  the
Province shall update or amend the UKLA Prospectus by the  publication in accordance  with the European  Prospectus
Directive of a supplement  thereto or an update  thereof in the event that (A) a significant  new factor,  material mistake or inaccuracy  relating to the information  included in the UKLA  Prospectus  which is capable of affecting the assessment of the Securities  arises or is noted,  or (B) if there is any Significant (as defined below) change affecting  any matter  contained in the UKLA  Prospectus  or a  Significant  new matter  arises,  the  inclusion of information  in respect  of which  would  have been so  required  if it had  arisen  when the UKLA  Prospectus  was prepared,  or if such  supplement or update would be required by the UK Listing  Authority  prior to the listing of such  Securities.  Without  prejudice to the  generality  of the  foregoing,  the Province  undertakes  that in the period  from and  including  the date when the UKLA  Prospectus  is  approved  by the UK Listing  Authority  to and including the date when the  Securities  are issued it will only prepare and publish a supplement to, or update of, the UKLA  Prospectus  if it is required,  or has  reasonable  grounds to believe  that it is required,  to do so in order to comply  with  Section  87G of the  Financial  Services  and  Markets  Act 2000.  For the  purposes of this clause,  "Significant"  means  significant for the purposes of making an informed  assessment of (A) the assets and liabilities,  financial position,  profits and losses and prospects of the Province and (B) the rights attaching to the Securities.

(v)      The Province will make generally  available to its security holders and to the  Representatives as soon as practicable  after the close of its first fiscal year beginning  after the date hereof,  statements of its revenues and  expenditures  for such fiscal year which will satisfy the  provisions of Section 11(a) of the U.S.  Securities
Act and the applicable rules and regulations thereunder.

(vi)     The Province will furnish to the  Representatives,  upon  request,  copies of the  Registration  Statement
(including  exhibits  thereto and documents  incorporated  by reference  therein) and each amendment  thereto which shall become  effective on or prior to the Closing Date and, so long as delivery of a prospectus by an  Underwriter or a dealer may be  required by the U.S.  Securities  Act or  publication  of a  prospectus  may be required by the
European  Prospectus  Directive,  as many copies of any  Preliminary  Final  Prospectus,  any Issuer  Free  Writing
Prospectus,  the Final  Prospectus and the UKLA Prospectus and any amendments  thereof and  supplements  thereto as the Representatives may reasonably request.

(vii)    The  Province  will  arrange  for  the  qualification  of the  Securities  for  offer  and  sale  and  the
determination  of  their   eligibility  for  investment  under  the  securities  laws  of  such  states  and  other jurisdictions of the United States as the  Representatives  may designate and will maintain such  qualifications in effect so long as required for the distribution of the Securities;  provided,  however, that the Province shall not be obligated to consent to general service of process under the laws of any state or other jurisdiction.

(viii)   If the Province  has agreed with the  relevant  Representative(s)  that the UK Listing  Authority  will be requested  to provide a  certificate  of approval to the  competent  authority  of one or more EEA Member  State(s)
under Article 17 and Article 18 of the European  Prospectus  Directive,  the arrangements  relating to such request
(including,  but not limited to, the cost of preparing any summary required  pursuant to Article 19 of the European
Prospectus Directive) will be agreed between the Province and the relevant Representative(s) at the relevant time.

                  In any such case, the Province  undertakes  that it will request the delivery of a certificate of approval by the  competent  authority  in the United  Kingdom to the  competent  authority  in each such EEA Member
State as agreed between the Province and the relevant Representative(s).

                  Any  translation  of the summary  pursuant  to Article 19 of the  European  Prospectus  Directive
shall be accurate and complete in all material  respects and shall not be  misleading,  inaccurate or  inconsistent when read together with the UKLA Prospectus.

                  For the  purposes  of the above,  "EEA  Member  State"  means the member  states of the  European
Union, together with Iceland, Norway and Liechtenstein.

(ix)     The Province  will pay (i) all expenses in  connection  with (a) the  preparation,  issue,  execution  and delivery of the Securities  (including  fees of the registrar,  fiscal agent,  transfer agent and paying agents and the fees and  expenses  of the  Province's  legal  advisors),  (b) the fee  incurred  in  filing  the  Registration
Statement (including all amendments  thereto),  any Issuer Free Writing Prospectus and any Time of Sale Information
with the SEC, (c) all costs,  expenses,  fees or commissions,  payable on or in connection with the approval of the
UKLA  Prospectus by the UK Listing  Authority and the granting of listing for the  Securities on the Stock Exchange and (d) any fee  payable to rating  services  in  connection  with the rating of the  Securities,  (ii) the cost of copying the documents  incorporated by reference in the Time of Sale  Information and the Final  Prospectus in such quantities  as the  Representatives  may  reasonably  request  and the cost of  delivering  the  same to  locations designated by the  Representatives  and satisfactory to the Province in its reasonable judgment and (iii) all stamp duties or other like taxes and duties or value added taxes  payable  under the laws of the United  Kingdom upon and in connection  with the execution,  issue and  subscription of the Securities or the execution and delivery of this
Agreement  and the Fiscal  Agency  Agreement.  Except as provided in Section 9 hereof,  the  Province  shall not be required to pay or bear any fees or expenses of the Underwriters.

(x)      The  Underwriters  will pay all costs  incurred in connection  with the printing of the Final  Prospectus, the UKLA  Prospectus  and each  Preliminary  Final  Prospectus  (including  all  amendments  thereof or supplements thereto),  any Issuer Free Writing  Prospectus and the cost of delivering  the same to locations  designated by the
Underwriters, the Province and each of their counsel.

(b)      Each Underwriter agrees that:

(i)      It will  cause  the  Representatives  to  deliver  to the  Province  a letter  prior to the  Closing  Date containing the total sales of the Securities  made in the initial  distribution  in the United States together with an estimate of the number of  Securities  reasonably  expected  to be sold  within the United  States in  secondary market  transactions  within 40 days of the Closing Date;  provided,  however,  that the Underwriters shall bear no responsibility  for any  discrepancy  between such  estimate and the actual  number of  Securities  sold within the
United States pursuant to such secondary market transactions in such time period.

(ii)     It has not and will not use,  authorize use of, refer to, or  participate  in the planning for use of, any
"free writing  prospectus"  (as defined in Rule 405 under the U.S.  Securities Act) (which term includes use of any written  information  furnished to the SEC by the Province and not  incorporated by reference into the Registration
Statement and any press release  issued by the Province)  other than (A) the Issuer Free Writing  Prospectus in the form of Schedule I hereto or prepared  pursuant to Section  5(a)(ii)  above,  or (B) any "free writing  prospectus"
prepared by such  Underwriter  and provided to and  consented  to by the Province in advance in writing  (each such
"free writing prospectus" referred to in this clause (B), an "Underwriter Free Writing Prospectus");  provided that the Underwriters may use a Bloomberg term sheet in accordance with Section 5(b)(iv) below.

(iii)    It has not and will not  distribute  any  Underwriter  Free  Writing  Prospectus  referred  to in  Section
5(b)(ii)(B) in a manner reasonably  designed to lead to its broad  unrestricted  dissemination  unless the Province has consented in advance in writing to such dissemination.

(iv)     It has not and will  not,  without  the prior  written  consent  of the  Province,  use any "free  writing prospectus",  that contains the final terms of the Securities  unless such terms have  previously  been included in an Issuer Free Writing  Prospectus  filed or to be filed with the SEC;  provided  that the  Underwriters  may use a
Bloomberg  term sheet that contains some or all of the  information in Schedule I hereto without the consent of the
Province;  provided  further that any  Underwriter  using such term sheet shall notify the Province,  and provide a copy of such Bloomberg term sheet to the Province,  prior to, or substantially  concurrently with, the first use of such term sheet.

(v)      It is not subject to any pending  proceeding  under Section 8A of the U.S.  Securities Act with respect to the offering  (and will  promptly  notify the Province if any such  proceeding  against it is initiated  during the period that delivery of a prospectus by an Underwriter or a dealer may be required by the U.S. Securities Act).

6.       Selling Restrictions.

(a)      European Economic Area.

                  In  relation  to each  Member  State of the  European  Economic  Area which has  implemented  the
European  Prospectus  Directive  (other than the United Kingdom,  once the UKLA Prospectus has been approved by the
UK Listing Authority,  each, a "Relevant Member State"), each of the Underwriters,  on behalf of itself and each of its affiliates  that  participates in the initial  distribution of the Securities,  has represented and agreed that with  effect  from and  including  the date on which the  European  Prospectus  Directive  is  implemented  in that
Relevant  Member  State  (the  "Relevant  Implementation  Date")  it has not  made  and  will  not make an offer of
Securities  to the public in that  Relevant  Member State prior to the  publication  of a prospectus in relation to the  Securities  which has been  approved by the  competent  authority  in that  Relevant  Member  State or,  where appropriate,  approved in another  Relevant  Member State and notified to the competent  authority in that Relevant
Member State, all in accordance with the European  Prospectus  Directive,  except that it may, with effect from and including the Relevant  Implementation  Date,  make an offer of  Securities  to the public in that Relevant  Member
State at any time:

(i)      to legal  entities  which are  authorised or regulated to operate in the  financial  markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(ii)     to any legal  entity  which has two or more of (1) an  average of at least 250  employees  during the last financial  year;  (2) a total  balance sheet of more than(euro)43,000,000  and (3) an annual net turnover of more than
(euro)50,000,000, as shown in its last annual or consolidated accounts;

(iii)    at any time to fewer than 100 natural or legal persons (other than  qualified  investors as defined in the
Prospectus  Directive)  subject  to  obtaining  the prior  consent  of the  relevant  Underwriter  or  Underwriters nominated by the Issuer for any such offer; or

(iv)     in any other circumstances falling within Article 3(2) of the European Prospectus Directive;

provided that no such offer of Securities  shall result in a requirement  for the  publication by the Province of a prospectus pursuant to Article 3 of the European Prospectus Directive.

                  For the purposes of this  provision,  the  expression  an "offer of  Securities to the public" in relation to any  Securities in any Relevant  Member State means the  communication  in any form and by any means of sufficient  information  on the terms of the offer and the  Securities to be offered so as to enable an investor to decide to purchase  or  subscribe  the  Securities,  as the same may be varied in that Member  State by any measure implementing  the  European  Prospectus  Directive  in that Member State and the  expression  "European  Prospectus
Directive"  means  Directive  2003/71/EC  and includes any relevant  implementing  measure in each Relevant  Member
State.

(b)      United  Kingdom.  Each  of the  Underwriters,  on  behalf  of  itself  and  each  of its  affiliates  that participates in the initial distribution of the Securities, represents and agrees that:

(i)      it has  only  communicated  or  caused  to be  communicated  and  will  only  communicate  or  cause to be communicated  an invitation or  inducement  to engage in investment  activity  (within the meaning of Section 21 of the Financial  Services and Markets Act 2000 ("FSMA"))  received by it in connection  with the issue or sale of the
Securities in circumstances in which Section 21(1) of the FSMA does not apply to the Province; and

(ii)      it has  complied  and will comply with all  applicable  provisions  of the FSMA with  respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

(c)      Japan.  The Securities  have not been and will not be registered  under the Securities and Exchange Law of
Japan and,  accordingly,  the  Underwriters,  on behalf of themselves and each of their respective  affiliates that participates in the initial  distribution of the Securities,  each undertake that they have not offered or sold and will not  offer or sell any  Securities,  directly  or  indirectly,  in Japan or to,  or for the  benefit  of,  any
Japanese Person or to others for re-offering or resale,  directly or indirectly,  in Japan or to or for the benefit of any Japanese  Person except  pursuant to an exemption from the  registration  requirements of the Securities and
Exchange  Law of Japan,  and  under  circumstances  which  will  result in  compliance  with all  applicable  laws, regulations and guidelines  promulgated by the relevant  Japanese  governmental  and regulatory  authorities and in effect at the  relevant  time.  For the  purposes  of this  paragraph,  "Japanese  Person"  shall  mean any  person resident in Japan,  including any  corporation or other entity  organized  under the laws of Japan.  As part of the offering  of the  Securities,  the  Underwriters  may offer the  Securities  in Japan to a list of 49  offerees  in accordance with this Section 6(c).

(d)      Hong Kong.  Each of the  Underwriters,  on behalf of itself and each of its affiliates  that  participates in the initial  distribution of the Securities,  represents and agrees that (1) it has not offered or sold and will not  offer  or sell in Hong  Kong,  by  means of any  document,  any  Securities  other  than (i) to  "professional investors"  within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong ("SFO") and any rule made  under the SFO,  or (ii) in other  circumstances  which do not  result in the  document  being a  "prospectus"
within the meaning of the Companies  Ordinance  (Cap.  32) of Hong Kong or which do not  constitute an offer to the public within the meaning of that  Ordinance;  and (2) it has not issued or had in its  possession for the purposes of  issue,  and will not  issue or have in its  possession  for the  purposes  of  issue,  whether  in Hong Kong or elsewhere,  any  advertisement,  invitation or document  relating to the  Securities,  which is directed at, or the contents  of which are likely to be  accessed  or read by, the public in Hong Kong  (except if  permitted  to do so under the  securities  laws of Hong Kong) other than with respect to  Securities  which are intended to be disposed of only to persons outside Hong Kong or only  "professional  investors" within the meaning of the SFO and any rules made thereunder.

(e)      Sale and  Distribution.  In addition to the provisions of Sections 6(a),  (b), (c) and (d) above,  each of the  Underwriters,  on behalf of itself and each of its  respective  affiliates  that  participates  in the initial distribution  of the  Securities,  represents  to and agrees with the Province  that it and each of its  respective affiliates  (i) has not offered,  sold or delivered and will not offer,  sell or deliver,  directly or  indirectly, any of the Securities or distribute the Basic Prospectus,  any Preliminary Final Prospectus,  the Final Prospectus,
the Time of Sale  Information,  any "free  writing  prospectus",  or any other  offering  material  relating to the
Securities,  in or from any  jurisdiction  except under  circumstances  that will, to the best of its knowledge and belief, after reasonable  investigation,  result in compliance with the applicable laws and regulations thereof and which  will  not  impose  any  obligations  on the  Province  except  as  contained  in this  Agreement,  and  (ii)
notwithstanding  the foregoing  clause (i), will not distribute any Preliminary  Final Prospectus or the other Time of Sale Information outside the United States.

(f)      Authorizations.  Without  prejudice to the provisions of Sections 6(a),  (b), (c), (d), and (e) and except for the  qualification  of the  Securities  for  offer  and sale and the  determination  of their  eligibility  for investment  under the  applicable  securities  laws of such  jurisdictions  as the  Representatives  may  designate pursuant to Section  5(a)(vii),  the Province shall not have any  responsibility  for, and the  Underwriters  agree with the Province that the  Underwriters  and their  respective  affiliates will obtain,  any consent,  approval or authorization  required by them for the  subscription,  offer,  sale or  delivery by them of any of the  Securities under the laws and  regulations  in force in any  jurisdiction  to which they are  subject or in or from which they make such subscription, offer, sale or delivery of any of the Securities.

7.       Conditions to the Obligations of the  Underwriters.  The  obligations of the  Underwriters to purchase the
Securities  shall be subject to the  accuracy of the  representations  and  warranties  on the part of the Province contained  herein as of the date hereof,  as of the date of the  effectiveness of any amendment to the Registration
Statement  filed  prior to the  Closing  Date  (including  the filing of any  document  incorporated  by  reference therein) and as of the Closing  Date, to the accuracy of the  statements  of the Province made in any  certificates pursuant to the  provisions  hereof,  to the  performance by the Province of its  obligations  hereunder and to the following additional conditions:

(a)      No stop order suspending the  effectiveness of the Registration  Statement,  as amended from time to time, shall have been issued and no  proceedings  for that purpose  shall have been  instituted  or  threatened;  and the
Final  Prospectus  shall have been filed with the SEC pursuant to Rule 424 not later than 5:00 P.M.,  New York City time, on the second  business day  following the date hereof or  transmitted  by a means  reasonably  calculated to result in filing with the SEC by such date;  and each Issuer Free  Writing  Prospectus,  to the extent  required by
Rule 433 under the U.S. Securities Act, shall have been filed with the SEC under the U.S. Securities Act.

(b)      The Province shall have furnished to the  Representatives,  on behalf of the Underwriters,  on or prior to the Closing  Date,  a written  opinion  dated the Closing Date of the Deputy  Attorney  General,  Assistant  Deputy
Attorney  General,  Acting Assistant Deputy Attorney General of the Province or any solicitor who is an employee of the Crown and seconded to the Legal Services Branch,  Ministry of Finance,  addressed to the Minister of Finance of the Province to the effect that, based on the assumptions and subject to the qualifications set forth therein:

(i)      this  Agreement has been duly  authorized,  executed and delivered by the Province in accordance  with the laws of the  Province  and the Order or Orders of the  Lieutenant  Governor  in  Council  applicable  thereto,  and constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms;

(ii)     the  Fiscal  Agency  Agreement  has been duly  authorized,  executed  and  delivered  by the  Province  in accordance with the laws of the Province and the Order or Orders of the Lieutenant  Governor in Council  applicable thereto,  and,  assuming due  execution and delivery by the Fiscal  Agent,  constitutes a legal,  valid and binding agreement of the Province enforceable in accordance with its terms;

(iii)    the  Securities  have been duly  authorized  and the  Global  Securities  have been duly  executed  by the
Province  in  accordance  with the laws of the  Province  and the  Order or Orders of the  Lieutenant  Governor  in
Council  applicable  thereto,  and,  when  authenticated  in  accordance  with the  provisions of the Fiscal Agency
Agreement and delivered to and paid for by the  Underwriters  pursuant to this Agreement,  will  constitute  legal, valid and binding obligations of the Province, enforceable in accordance with their terms;

(iv)     the  statements  in the  Preliminary  Final  Prospectus  and  the  Final  Prospectus  under  the  headings
"Description  of Debt  Securities  and  Warrants-- Canadian  Income Tax  Considerations"  and  "Taxation-- Canadian
Taxation" are accurate in all material respects subject to the qualifications therein stated;

(v)      the payment of  principal  of and  interest on the  Securities  will be a charge on and payable out of the
Consolidated Revenue Fund of the Province of Ontario (as defined in the Financial Administration Act (Ontario));

(vi)     no  authorization,  consent,  waiver or approval of, or filing,  registration,  qualification or recording with,  any  governmental  authority  of the  Province of Ontario or of Canada is required  in  connection  with the execution,  delivery and  performance by the Province of this Agreement or the Fiscal Agency  Agreement or the sale of the Securities by the Province in the manner  contemplated  in this Agreement and the Final  Prospectus,  except for the Order or Orders of the  Lieutenant  Governor in Council and an approval  under  section 28 of the Financial
Administration Act (Ontario), which have been obtained;

(vii)    no stamp or other  similar  duty or levy is payable  under the laws of the Province of Ontario or the laws of Canada  applicable in the Province in connection  with the execution,  delivery and  performance by the Province of this Agreement and the Fiscal Agency  Agreement,  or in connection  with the issue and sale of the Securities by the Province in the manner  contemplated in this Agreement,  the Time of Sale Information and the Final Prospectus;
and

(viii)   Her  Majesty  the Queen in right of Ontario  may be sued in the  courts of the  Province  of Ontario  with regard to any claims arising out of or relating to the  obligations of the Province  under the  Securities.  No law in the  Province of Ontario  requires  the consent of any public  official or  authority  for suit to be brought or judgment  to be  obtained  against  Her  Majesty  the Queen in right of Ontario  arising  out of or relating to the obligations of the Province under the Securities,  though in certain  circumstances prior notice and particulars of a claim must be given to Her  Majesty  the Queen in right of  Ontario.  An amount  payable by Her Majesty the Queen in right of Ontario  under an order of a court of the  Province of Ontario  that is final and not subject to appeal is payable out of the  Consolidated  Revenue Fund of the Province of Ontario  pursuant to the  Proceedings  Against the Crown Act (Ontario).

(c)      The  Representatives,  on behalf  of the  Underwriters,  shall  have  received  on the  Closing  Date from
Shearman & Sterling LLP,  United States counsel to the Province,  favorable  opinions dated the Closing Date to the effect that:

(i)      the statements in the Preliminary Final Prospectus,  read together with the Time of Sale Information,  and the Final Prospectus under the caption  "Description of Bonds",  "Clearing and Settlement" and  "Underwriting",  in
each case, insofar as such statements  constitute  summaries of documents referred to therein,  fairly summarize in all material respects the documents referred to therein;

(ii)     the statements in the Preliminary Final Prospectus,  read together with the Time of Sale Information,  and the Final  Prospectus  under the caption  "Description  of Debt  Securities and Warrants-- United States Income Tax
Considerations",  as supplemented by "Taxation-- United States Taxation",  in each case, insofar as such statements constitute  summaries of legal matters  referred to therein,  fairly  summarize in all material  respects the legal matters referred to therein;

(iii)    each of the  Registration  Statement and the Final  Prospectus,  excluding the documents  incorporated  by reference  therein,  and any  supplements  or amendments  thereto  (other than the financial  statements  and other financial or statistical  data contained  therein or omitted  therefrom,  as to which such counsel need not express any opinion)  appears on its face to be  appropriately  responsive in all material  respects to the requirements of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder; and

(iv)     each of the documents  incorporated by reference in the Preliminary Final  Prospectus,  read together with the Time of Sale  Information,  and the Final Prospectus  (other than the financial  statements and other financial or statistical  data  contained  therein or omitted  therefrom,  as to which such counsel need express no opinion), except to the extent that any statement  therein is modified or superseded in the Preliminary  Final  Prospectus or the Final  Prospectus,  at the time it was filed with the SEC, appears on its face to be  appropriately  responsive in all material  respects to the requirements of the U.S.  Exchange Act and the applicable rules and regulations of the SEC thereunder.

                  Such counsel shall also state that  although they have not verified,  are not passing upon and do not assume any  responsibility  for, the  accuracy,  completeness  or fairness of the  statements  contained in the
Registration  Statement,   the  Time  of  Sale  Information  or  the  Final  Prospectus  (including  the  documents incorporated by reference  therein),  such counsel has, however,  generally  reviewed and discussed such statements with  representatives  of the Ontario  Financing  Authority  and  Ministry of Finance of the  Province  and, in the
course of such review and  discussion,  no facts have come to such counsel's  attention  which gives them reason to believe that (A) that the  Registration  Statement  (including  the documents  incorporated  by reference  therein, other  than the  financial  statements  and other  financial  or  statistical  data  contained  therein  or omitted therefrom,  as to which  such  counsel  has not been  requested  to  comment),  at the  time it  became  effective, contained  an untrue  statement  of a  material  fact or omitted to state a  material  fact  required  to be stated
therein or necessary in order to make the statements  therein not misleading,  (B) the Final  Prospectus as amended or  supplemented,  if  applicable  (including  the  documents  incorporated  by reference  therein,  other than the financial  statements and other financial or statistical data contained therein or omitted  therefrom,  as to which such  counsel  has not  been  requested  to  comment),  as of the  date of such  Final  Prospectus  as  amended  or supplemented,  if applicable,  or the Closing Date, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact  necessary in order to make the statements  therein,  in the light of the circumstances  under which they were made, not misleading or (C) the Time of Sale Information,  at the Time of Sale
(which such counsel may assume to be the date of the Underwriting  Agreement) (other than the financial  statements and other financial or statistical data contained  therein or omitted  therefrom,  as to which such counsel has not been requested to comment),  contained any untrue  statement of a material fact or omitted to state a material fact necessary in order to make the statements  therein,  in the light of the circumstances  under which they were made, not misleading.

                  In giving  such  opinions,  such  counsel  may rely,  without  independent  investigation,  as to matters  relating  to the  federal  law of Canada or the laws of the  Province  of  Ontario,  on the opinion of the
Deputy Attorney  General,  Assistant  Deputy Attorney  General,  Acting  Assistant  Deputy Attorney  General of the
Province or any solicitor who is an employee of the Crown and seconded to the Legal  Services  Branch,  Ministry of
Finance, rendered pursuant to Section 7(b) hereof.

(d)      The  Representatives,  on behalf of the  Underwriters,  shall have received on the Closing Date from Davis
Polk & Wardwell,  United States counsel for the  Underwriters,  and Stikeman Elliott LLP,  Canadian counsel for the
Underwriters,  favorable  opinions  dated the Closing Date as to the form and validity of the  Securities and as to the  proceedings  and other  related  matters  incident to the issuance and sale of the  Securities  on the Closing
Date, and the  Representatives,  on behalf of the Underwriters,  shall have received on the Closing Date from Davis
Polk & Wardwell a favorable  opinion dated the Closing Date with respect to the  Registration  Statement,  the Time of Sale  Information  and the Final  Prospectus  and other related  matters as the  Representatives  may reasonably require.  In giving their  opinion,  Davis Polk & Wardwell may rely upon the opinion of Stikeman  Elliott LLP as to matters of Canadian and Ontario law.

(e)      The Province shall have furnished to the  Representatives,  on behalf of the Underwriters,  on the Closing
Date a  certificate  of the  Province,  signed by the duly  authorized  officer of the Province (who may rely as to proceedings pending or contemplated upon the best of his knowledge), dated the Closing Date, to the effect that:

(i)      the  representations  and  warranties  of the  Province  in this  Agreement  are true and  correct  in all material  respects  on and as of the  Closing  Date  with the same  effect as if made on the  Closing  Date and the
Province has complied  with all the  agreements  and  satisfied  all the  conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii)     no stop order  suspending the  effectiveness of the Registration  Statement,  as amended,  has been issued and no proceedings for that purpose have been instituted or, to the Province's knowledge, threatened; and

(iii)    there has been no material  adverse  change in the  financial,  economic or  political  conditions  of the
Province from those set forth in or contemplated by the  Registration  Statement,  the Time of Sale Information and
the Final Prospectus other than changes arising in the ordinary and normal course.

(f)      Subsequent  to the execution of this  Agreement and on or prior to the Closing Date,  there shall not have been any decrease in the ratings of any of the Province's  long-term debt securities by Moody's  Investors  Service or Standard & Poor's, a division of The McGraw-Hill Companies, Inc.

(g)      Prior to the  Closing  Date,  the  Province  shall have  furnished  to the  Representatives  such  further information, certificates and documents as the Representatives may reasonably request.

                  If any of the  conditions  specified  in this  Section 7  shall  not have been  fulfilled  in all material  respects when and as provided in this  Agreement,  or if any of the opinions and  certificates  mentioned above or elsewhere in this Agreement  shall not be in all material  respects  reasonably  satisfactory  in form and substance  to the  Representatives,  this  Agreement  and all  obligations  of the  Underwriters  hereunder  may be cancelled  at, or at any time  prior to,  the  Closing  Date by the  Representatives.  Notice of such  cancellation shall be given to the Province in writing or by telephone or facsimile  transmission,  in either case  confirmed in writing.

8.       Stabilization  and  Over-allotment.  The  Underwriters  (or persons acting on their behalf) may over-allot
Securities  provided that the aggregate  principal amount of Securities allotted does not exceed 105 percent of the aggregate  principal  amount of the Securities.  Any  stabilisation  action may begin on or after the date on which adequate  public  disclosure  of the terms of the offer of the relevant  Securities  is made and, if begun,  may be ended at any  time,  but it must end no later  than 30 days  after  the date on which  the  Province  received  the proceeds  of the issue,  and 60 days after the date of the  allotment  of the  Securities.  Any  over-allotment  or stabilization  transaction by the  Underwriters  in connection  with the  distribution  of the Securities  shall be effected  by them on their own behalf and not as agents of the  Province,  and any gain or loss  arising  therefrom shall be for their own account.  The  Underwriters  acknowledge  that the Province has not been authorized to issue
Securities in excess of the principal  amount set forth in Schedule I hereto.  The  Underwriters  also  acknowledge that the Province has not authorized  the carrying out by the  Underwriters  of  stabilization  transactions  other than in conformity  with  applicable  laws and rules,  including  those made pursuant to applicable  United Kingdom legislation  and  Regulation  M  under  the  U.S.  Exchange  Act  (if  applicable).  The  Province  authorises  the
Underwriters to make such public  disclosure of information  relating to stabilisation as is required by applicable law, regulation and guidance.

9.       Indemnification and Contribution.

(a)      The Province  agrees to indemnify and hold  harmless  each  Underwriter  and each of its  affiliates  that participates  in the initial  distribution  of the Securities  and each person who controls any  Underwriter or any such affiliate  within the meaning of either the U.S.  Securities Act or the U.S.  Exchange Act against any and all losses,  claims,  damages or liabilities,  joint or several,  to which they or any of them may become subject under the laws of any  jurisdiction,  including  but not limited to the U.S.  Securities  Act,  the U.S.  Exchange Act or
other United States  Federal or state  statutory  law or  regulation,  at common law or otherwise,  insofar as such losses,  claims,  damages or liabilities (or actions in respect  thereof) arise out of or are based upon any untrue statement  or  alleged  untrue  statement  of a material  fact  contained  in the  Registration  Statement  for the registration  of the  Securities  as  originally  filed  or in  any  amendment  thereof,  including  all  documents incorporated by reference,  or in the Basic Prospectus,  any Preliminary Final Prospectus,  any Issuer Free Writing
Prospectus,  any Time of Sale  Information  or the Final  Prospectus,  or in any  amendment  thereof or  supplement thereto,  or arise out of or are based upon the  omission  or alleged  omission  to state  therein a material  fact required  to be  stated  therein  or  necessary  to make the  statements  therein  not  misleading,  and  agrees to reimburse,  as incurred,  each such indemnified party, for any legal or other expenses  reasonably incurred by them in  connection  with  investigating  or defending  any such loss,  claim,  damage,  liability or action;  provided, however,  that (i) the  Province  will not be liable  in any such case to the  extent  that any such  loss,  claim, damage or  liability  arises out of or is based upon any such  untrue  statement  or alleged  untrue  statement  or omission or alleged  omission made therein in reliance upon and in conformity  with written  information  furnished to the Province by or on behalf of any Underwriter through the  Representatives  specifically for use in connection with the preparation  thereof and (ii) such indemnity with respect to the Basic  Prospectus,  any Preliminary Final
Prospectus,  any Issuer Free Writing  Prospectus or any Time of Sale Information  shall not enure to the benefit of any  Underwriter  or affiliate  thereof (or any person  controlling  any  Underwriter  or affiliate)  from whom the person asserting any such loss, claim,  damage or liability  purchased the Securities which are the subject thereof if such person did not  receive the Time of Sale  Information  at or prior to the sale of such  Securities  to such person and the untrue statement or omission of a material fact contained in the Basic  Prospectus,  any Preliminary
Final  Prospectus  or any Issuer Free  Writing  Prospectus  was  corrected  in the Time of Sale  Information.  This indemnity agreement will be in addition to any liability which the Province may otherwise have.

(b)      Each Underwriter, severally and not jointly, agrees to indemnify and hold harmless the Province:

(i)      to the same extent as the  foregoing  indemnity  from the  Province to such  Underwriter,  but only to the extent that such  untrue  statement  or alleged  untrue  statement  or  omission  or alleged  omission  was made in reliance  upon and in  conformity  with  written  information  furnished  to the  Province  by or on behalf of such
Underwriter  through the  Representatives  specifically for use in the preparation of the documents  referred to in the foregoing indemnity;

(ii)     against any and all losses,  claims,  damages or liabilities,  joint or several, to which the Province may become subject under the laws of any jurisdiction,  including but not limited to the U.S.  Securities Act, the U.S.
Exchange Act or other United  States  Federal or state  statutory  law or  regulation,  at common law or otherwise, insofar as such losses,  claims,  damages or liabilities (or actions in respect  thereof) arise out of or are based upon any untrue  statement or alleged  untrue  statement of a material fact  contained in any document  prepared by such  Underwriter  and  distributed by it in connection  with the offering of the  Securities,  including any "free writing  prospectus",  or which arise out of or are based upon the omission or alleged  omission to state therein a material fact  necessary to make the  statements  therein not  misleading,  and which  statement or omission is not contained in the Time of Sale Information, the Final Prospectus or the agreed press releases; and

(iii)    against any and all losses,  claims,  damages or liabilities,  joint or several, to which the Province may become  subject  arising  out of or in  connection  with a  breach  by such  Underwriter  (or its  affiliates  that participate  in the  initial  distribution  of the  Securities)  of any  representation,  or  failure to perform or observe any agreement, contained in Section 6 of this Agreement.

                  Each  Underwriter,  severally  and not jointly,  agrees to reimburse,  as incurred,  any legal or other expenses  reasonably  incurred by the Province in connection with  investigating  or defending any such loss, claim,  damage,  liability or action  referred to in clauses (i), (ii) and (iii) above.  This  indemnity  agreement will be in addition to any liability  which any  Underwriter  may otherwise  have. The Province  acknowledges,  for the purposes of clause (i) above,  that the statements set forth under the heading  "Underwriting"  (except for the statements in the paragraphs  relating to the European  Economic  Area,  the FSMA and the securities  laws of Japan and Hong Kong and the  sentence  relating to stamp taxes and other  charges and  expenses of the  offering)  in any
Preliminary  Final  Prospectus or the Final Prospectus  constitute the only information  furnished in writing by or on behalf of the Underwriters  for inclusion in any of the documents  referred to in the foregoing  indemnity,  and the  Underwriters  confirm that such  statements are correct;  provided that such  acknowledgement  by the Province does not extend to any "free  writing  prospectus"  other than the Issuer Free  Writing  Prospectus  in the form of
Schedule I hereto.

(c)      Each of the Province and the Underwriters  agree that the  Underwriters  shall have and hold the covenants of the  Province  contained  in this  Section 9 in respect of the  Underwriters'  controlling  persons  (as defined above) and  affiliates  in trust for the benefit of their  controlling  persons and  affiliates.  The  Underwriters agree to accept the trusts in this  paragraph  (c) declared and provided for and agree to enforce  those  covenants on behalf of such persons.

(d)      Promptly after receipt by an indemnified  party under this Section 9 of notice of the  commencement of any action,  such indemnified  party will, if a claim in respect thereof is to be made against the  indemnifying  party under this Section 9, notify the  indemnifying  party in writing of the commencement  thereof;  but the omission so to notify the  indemnifying  party  will not  relieve it from any  liability  which it may have to any  indemnified party otherwise than under this Section 9.

                  In case  any  such  action  is  brought  against  any  indemnified  party,  and it  notifies  the indemnifying  party of the  commencement  thereof,  the  indemnifying  party will be  entitled  to appoint  counsel satisfactory to such indemnified party to represent the indemnified party in such action;  provided,  however, that if the  defendants  in any such  action  include  both the  indemnified  party and the  indemnifying  party and the indemnified  party shall have  reasonably  concluded that there may be legal defenses  available to it and/or other indemnified  parties which are  different  from or additional to those  available to the  indemnifying  party,  the indemnified  party or parties  shall have the right to select  separate  counsel to defend such action on behalf of such  indemnified  party or parties.  An  indemnifying  party will not,  without the prior  written  consent of the indemnified  parties  (which  consent  shall not be  unreasonably  withheld or delayed),  settle or  compromise  or consent to the entry of any judgment with respect to any pending or threatened  claim,  action,  suit or proceeding in respect of which  indemnification  or  contribution  may be sought  hereunder  (whether  or not the  indemnified parties are actual or potential  parties to such claim or action)  unless such  settlement,  compromise  or consent includes an unconditional  release of each indemnified party from all liability arising out of such claim,  action, suit or  proceeding.  In order to be entitled to an indemnity  with respect to a claim  hereunder,  an  indemnified party will not,  without  the prior  written  consent  of the  indemnifying  parties  (which  consent  shall not be unreasonably  withheld or delayed),  settle or  compromise  or consent to the entry of any judgment with respect to such pending or threatened claim,  action,  suit or proceeding in respect of which  indemnification or contribution may be sought hereunder  (whether or not the indemnifying  parties are actual or potential parties to such claim or action).

                  Upon receipt of notice from the indemnifying  party to such indemnified  party of its election so to appoint counsel to defend such action and approval by the indemnified  party of such counsel,  the  indemnifying party  will not be  liable  to such  indemnified  party  under  this  Section 9  for any  legal  or other  expenses subsequently incurred by such indemnified party in connection with the defense thereof unless:

(i)      the  indemnified  party shall have employed  separate  counsel in accordance with the proviso to the first sentence of the next preceding  paragraph (it being understood,  however,  that the indemnifying party shall not be liable  for the  expenses  of more  than one  separate  counsel,  approved  by the  Representatives  in the case of paragraph (a) of this Section 9,  representing the indemnified  parties under such paragraph (a) who are parties to such action),

(ii)     the indemnifying  party shall not have employed counsel  reasonably  satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action, or

(iii)    the indemnifying  party has authorized the employment of counsel for the indemnified  party at the expense of the indemnifying  party; and except that, if clause (i) or (iii) is applicable,  such liability shall be only in respect of the counsel referred to in such clause (i) or (iii).

(e)      In order to provide for just and equitable  contribution  in  circumstances  in which the  indemnification provided for in paragraph (a) of this Section 9 is due in  accordance  with its terms but is for any reason held by a court to be unavailable  from the Province on grounds of policy or otherwise,  the Province and the  Underwriters shall  contribute to the aggregate  losses,  claims,  damages and  liabilities  (including  legal or other expenses reasonably  incurred  in  connection  with  investigating  or  defending  same)  to  which  the  Province  and  the
Underwriters  may be  subject  in such  proportion  so that the  Underwriters  are  responsible  for  that  portion represented by the percentage that the  underwriting  discount  specified in Schedule II hereto bears to the public offering  price of the Securities  specified in Schedule I hereto and the Province is responsible  for the balance;
provided,  however,  that (a) in no case  shall any  Underwriter  be  responsible  for any  amount in excess of the underwriting  discount  applicable  to the  Securities  purchased by such  Underwriter  hereunder and (b) no person guilty of fraudulent  misrepresentation  (within the meaning of Section 11(f) of the U.S.  Securities Act) shall be entitled to  contribution  from any person who was not guilty of such  fraudulent  misrepresentation.  For purposes of this  Section 9, each person who controls an  Underwriter  within the meaning of the U.S.  Securities  Act shall have the same rights to  contribution  as the  Underwriters,  and each person who controls the Province  within the meaning of the U.S.  Securities  Act and each  official  of the  Province  who shall have  signed the  Registration
Statement  shall have the same rights to contribution  as the Province.  Any party entitled to  contribution  will, promptly after receipt of notice of  commencement of any action,  suit or proceeding  against such party in respect of which a claim for  contribution  may be made against  another party or parties under this paragraph (e),  notify such party or parties  from whom  contribution  may be sought,  but the omission to so notify such party or parties shall not relieve the party or parties from whom  contribution  may be sought from any other  obligation it or they may have hereunder or otherwise than under this paragraph (e).

10.      Default by an  Underwriter.  If any one or more  Underwriters  shall fail to  purchase  and pay for any of the Securities  agreed to be purchased by such  Underwriter or Underwriters  hereunder and such failure to purchase shall  constitute a default in the  performance of its or their  obligations  under this  Agreement,  the remaining
Underwriters  shall be obligated  severally to take up and pay for (in the respective  proportions which the amount of Securities  set forth  opposite  their names in Schedule II hereto bears to the  aggregate  amount of Securities set forth opposite the names of all the remaining  Underwriters)  the Securities  which the defaulting  Underwriter or Underwriters agreed but failed to purchase;  provided,  however,  that in the event that the aggregate amount of
Securities which the defaulting  Underwriter or Underwriters  agreed but failed to purchase shall exceed 10% of the aggregate  amount of Securities set forth in Schedule II hereto,  the remaining  Underwriters  shall have the right to  purchase  all,  but  shall  not be under  any  obligation  to  purchase  any,  of the  Securities,  and if such nondefaulting  Underwriters do not purchase all the Securities,  this Agreement will terminate without liability to any  nondefaulting  Underwriter or the Province.  In the event of a default by any Underwriter as set forth in this
Section 10, the Closing Date shall be postponed for such period,  not exceeding seven days, as the  Representatives shall determine in order that the required  changes in the  Registration  Statement and the Final  Prospectus or in
any other  documents  or  arrangements  may be effected.  Nothing  contained in this  Agreement  shall  relieve any defaulting  Underwriter of its liability,  if any, to the Province and any  nondefaulting  Underwriter  for damages occasioned by its default hereunder.

11.      Termination.  This  Agreement  shall  be  subject  to  termination  in  the  absolute  discretion  of  the
Representatives  or the  Province,  by notice  given to the  Province or the  Representatives,  as the case may be, prior to delivery and payment for the  Securities,  if prior to that time,  there shall have occurred such a change in national or international  financial,  political or economic  conditions or currency  exchange rates or exchange controls  which,  in the  reasonable  judgment  of the  Representatives  or the  Province,  as the case may be,  is material and adverse and such changes,  singly or together with any other such change,  makes it, in the reasonable judgment of the  Representatives  or the Province,  as the case may be,  impracticable  to market the Securities on
the  terms  and  in  the  manner   contemplated  in  the  Time  of  Sale  Information  or  the  Final   Prospectus.
Notwithstanding any such termination, the provisions of Sections 9, 12, and 15 hereof shall remain in effect.

12.      Representations  and  Indemnities to Survive.  The  respective  agreements,  representations,  warranties, indemnities  and other  statements  of the Province and of the  Underwriters  set forth in or made pursuant to this
Agreement  will  remain in full  force and  effect,  regardless  of any  investigation  made by or on behalf of the
Underwriters  or the Province or any of the officers,  directors or  controlling  persons  referred to in Section 9 hereof, and will survive delivery of and payment for the Securities.

13.      Notices.  All communications  hereunder will be in writing and effective only on receipt,  and, if sent to the  Representatives  on behalf of the  Underwriters,  will be mailed,  delivered,  telecopied or  telegraphed  and confirmed to them care of Barclays  Capital Inc.,  200 Park Avenue,  5th Floor,  New York,  NY 10166,  Fixed Income
Syndicate,  facsimile: (212) 412-7305 and if to The Toronto-Dominion Bank will be mailed, delivered,  telecopied or telegraphed and confirmed at Triton Court,  14/18 Finsbury  Square,  London EC2A 1DB,  United Kingdom,  Transaction
Management Group, facsimile:  4420-7628-1054 or, if sent to the Province, will be mailed, delivered,  telecopied or telegraphed and confirmed at Ontario Financing  Authority,  One Dundas Street West, Suite 1400,  Toronto,  Ontario,
M5G 1Z3, attention:  Director,  Capital Markets Operations,  Capital Markets Division,  Ontario Financing Authority
(Telecopier No. (416) 325-8111).

14.      Successors  and  Assigns.  This  Agreement  will enure to the  benefit of and be binding  upon the parties hereto and their  respective  successors and permitted  assigns and the officials and controlling  persons referred to in Section 9 hereof,  and no other person will have any right or obligation  hereunder.  Neither this  Agreement nor any interest or obligation in or under this  Agreement  may be assigned by the  Underwriters  without the prior written  consent of the Province or by the Province  without the prior written  consent of the  Representatives  on behalf of the Underwriters.

15.      Governing  Law.  This  Agreement  will be governed by and  construed  in  accordance  with the laws of the
Province of Ontario and the laws of Canada applicable in Ontario.

16.      Counterparts.  This  Agreement  may be executed in one or more  counterparts  (including  counterparts  by facsimile)  and when a counterpart  has been  executed by each party hereto all such  counterparts  taken  together shall constitute one and the same agreement.

17.      Advertisements.  All  advertisements  of the issue of the  Securities or publication of such formal notice as may be  required by the rules of the Stock  Exchange in  connection  with the listing of the  securities  on the
Stock  Exchange  shall be published in a form or forms and manner to which the Province  consents in writing  prior to the date of  publication.  The  Province may withhold  its consent in its  discretion  regarding  the use of any symbol in any such advertisement and the publication in which such advertisement is to appear.

18.      Time of the Essence.  Time shall be of the essence in this Agreement.

19.      Representation  of  Underwriters.  In all dealings  hereunder,  the  Representatives  shall,  and have all necessary  authority to, act on behalf of each of the  Underwriters,  and the Province shall be entitled to act and rely upon any statement,  request,  notice or agreement given by the Representatives,  jointly or individually,  on behalf of any of the Underwriters.

                  If the foregoing is in  accordance  with your  understanding  of our  agreement,  please sign and return to us the enclosed  duplicate  hereof,  whereupon this letter and your acceptance  shall represent a binding agreement among the Province and the Underwriters.

                                                              Very truly yours,
                                                              Province of Ontario

                                                              By:       /s/ Irene Stich
                                                                 ---------------------------------------
                                                              Name:         Irene Stich
                                                              Title:        Director
                                                                            Capital Markets Operations
                                                                            Capital Markets Division
                                                                            Ontario Financing Authority

The foregoing Agreement is
hereby confirmed and accepted
as of the date first above written.

Barclays Capital Inc.

By:         /s/ Pamela Kendall
   -----------------------------------------
                Pamela Kendall

The Toronto-Dominion Bank

By:         /s/ Pierre Molyneux
   -----------------------------------------
                Pierre Molyneux

The Toronto-Dominion Bank hereby signs for itself and Barclays Capital Inc. hereby signs for itself and on behalf of J.P. Morgan Securities Ltd. and on behalf of the several other Underwriters.

                                                    SCHEDULE I

Final Term Sheet

           Issuer:                              Province of Ontario

           Expected Ratings:                    Moody's Aa1; S&P AA; DBRS AA

           Title:                               2.75% Bonds due February 22, 2011

           Aggregate Principal Amount:          U.S.$1,500,000,000

           Denominations:                       U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000

           Trade Date:                          February 14, 2008

           Settlement Date:                     February 22, 2008

           Maturity:                            February 22, 2011

           Interest Payment Dates:              February 22 and August 22 of each year, commencing August 22,
                                                2008.  Interest will accrue from February 22, 2008.

           Spread to Treasury:                  CT2 + 96 basis points

           Benchmark Treasury:                  UST 2.125% due January 31, 2010

           Treasury Spot/Yield:                 $1.900%

           Yield to Maturity:                   2.860% semi annual

           Interest Rate:                       2.75%

           Public Offering Price:               99.686% plus accrued interest from February 22, 2008 if settlement occurs after that date

           Day Count Convention:                30/360

           Underwriters:                        Barclays Capital Inc.
                                                J.P. Morgan Securities Ltd.
                                                The Toronto-Dominion Bank
                                                CIBC World Markets Corp.
                                                RBC Capital Markets Corporation
                                                Scotia Capital (USA) Inc.
                                                National Bank Financial Inc.
                                                Bank of Montreal, London Branch
                                                Merrill Lynch, Pierce, Fenner & Smith
                                                                    Incorporated
                                                Credit Suisse Securities (Europe) Limited
                                                BNP Paribas Securities Corp.
                                                Deutsche Bank Securities Inc.
                                                UBS Securities LLC
                                                HSBC Securities (USA) Inc.
                                                Citigroup Global Markets Inc.

           Prospectus and Prospectus            Prospectus dated as of May 23, 2006, and Preliminary Prospectus
           Supplement:                          Supplement dated as of February 14, 2008

           CUSIP# / ISIN#:                      74408FAA7 / US74408FAA75

           Listing:                             Admission to the United Kingdom  Listing  Authority's  Official List
                                                and to trading on the London Stock  Exchange's  regulated market may be completed following settlement.

           Legends:                             The  Issuer  has  filed  a  registration   statement   (including  a
                                                prospectus)   with  the  SEC  for  the   offering   to  which   this
                                                communication  relates.  Before  you  invest,  you  should  read the prospectus in that  registration  statement and other  documents the
                                                Issuer has filed with the SEC for more  complete  information  about the Issuer and this offering.  You may get these  documents for free
                                                by   visiting   EDGAR   on  the   SEC  Web   site  at   www.sec.gov.
                                                Alternatively,   the   Issuer,   any   underwriter   or  any  dealer
                                                participating   in  the  offering  will  arrange  to  send  you  the
                                                prospectus  if  you  request  it  by  calling  Barclays  Capital  at
                                                1-888-227-2275,   Ext.  2663,   JPMorgan  at  1-212-834-4533  or  TD
                                                Securities at 1-800-263-5292.

           European Economic Area Legends:      If and to the extent that this  announcement is communicated  in, or the offer of the bonds to which it relates is made in, any  European
                                                Economic  Area  Member  State that has  implemented  the  Prospectus
                                                Directive  (2003/71/EC),  this  announcement  and the offer are only addressed  to and  directed at persons in that Member  State who are qualified  investors within the meaning of the Prospectus  Directive
                                                (or who are  other  persons  to  whom  the  offer  may  lawfully  be addressed)  and  must not be acted  upon by  other  persons  in that
                                                Member State.

                                                This  document  does not  constitute  or form  part of any  offer or invitation  to sell these bonds and is not  soliciting  any offer to buy these bonds in any jurisdiction  where such offer or sale is not permitted.  This  document  is,  for the  purposes  of Article 15 of
                                                Directive  2003/71/EC,  not a prospectus but an  advertisement,  and investors in the European  Economic Area should not subscribe for or purchase  these  bonds once  admitted  to  trading on the  regulated market  of the  London  Stock  Exchange  plc  except on the basis of information in the UKLA Prospectus (as defined below).  The Province
                                                intends  to  file  a  single  prospectus  (the  "UKLA   Prospectus")
                                                pursuant  to  Section  5.3  of the  Prospectus  Directive  with  the
                                                Financial Services Authority in its capacity as competent  authority under the Financial  Services and Markets Act 2000, as amended,  for the  purpose  of having  these  bonds  admitted  to  trading  on the regulated  market  of the  London  Stock  Exchange  plc as  soon  as possible after closing of this issue.  In compliance  with Directive
                                                2003/71/EC,  the UKLA  Prospectus  will be  published in due course, subject to its  approval by the United  Kingdom  Listing  Authority, and investors  will be able to obtain a copy of the UKLA  Prospectus from the office of the Province at the Ontario Financing  Authority,
                                                One Dundas Street West,  Suite 1400,  Toronto,  Ontario,  Canada M5G
                                                1Z3 and the London  paying agent,  The Bank of New York,  One Canada
                                                Square, London E14 5AL, England.  Investors in the European Economic
                                                Area  should  not  subscribe  for  any  bonds  referred  to in  this advertisement  except  on the  basis  of  information  in  the  UKLA
                                                Prospectus.

           Other:                               ANY  DISCLAIMERS  OR OTHER  NOTICES  THAT MAY  APPEAR  BELOW ARE NOT
                                                APPLICABLE TO THIS  COMMUNICATION  AND SHOULD BE  DISREGARDED.  SUCH
                                                DISCLAIMERS  OR OTHER  NOTICES  WERE  AUTOMATICALLY  GENERATED  AS A
                                                RESULT OF THIS  COMMUNICATION  BEING SENT VIA  BLOOMBERG  OR ANOTHER
                                                EMAIL SYSTEM.

                                                    SCHEDULE II

                                                                                        Principal Amount
                                                                                        of Securities to
         Underwriter                                                                      be Purchased
         Barclays Capital Inc. ...............................................  US$          390,000,000
         J.P. Morgan Securities Ltd. .........................................               390,000,000
         The Toronto-Dominion Bank ...........................................               390,000,000
         CIBC World Markets Corp. ............................................                52,500,000
         National Bank Financial Inc. ........................................                52,500,000
         RBC Capital Markets Corporation .....................................                52,500,000
         Scotia Capital (USA) Inc. ...........................................                52,500,000
         Bank of Montreal, London Branch .....................................                15,000,000
         BNP Paribas Securities Corp. ........................................                15,000,000
         Citigroup Global Markets Inc. .......................................                15,000,000
         Credit Suisse Securities (Europe) Limited ...........................                15,000,000
         Deutsche Bank Securities Inc. .......................................                15,000,000
         HSBC Securities (USA) Inc. ..........................................                15,000,000
         Merrill Lynch International..........................................                15,000,000
         UBS Securities LLC ..................................................                15,000,000
                  Total.......................................................  US$        1,500,000,000

         Purchase Price (include accrued        99.611% plus accrued interest from February 22, 2008 if
         interest or amortization, if any):     settlement occurs after that date

         Underwriting Discount:                 0.075%

                                                        Opinion of Legal Counsel

Ministry of the                Ministère du
Attorney General               Procureur général
                                                   [ONTARIO LOGO GRAPHIC OMITTED]
Legal Services Branch          Direction des services juridiques
Ministry of Finance            Ministère des Finances
Ministry of Revenue            Ministère du Revenu

777 Bay Street                 777, rue Bay
11th Floor                     11e étage
Toronto ON M5G 2C8             Toronto ON M5G 2C8

Telephone: (416) 325-1456      Téléphone:   (416) 325-1456
Facsimile: (416) 325-1460      Télécopieur: (416) 325-1460
Kristina.Knopp@Ontario.ca

February 22, 2008

The Honourable Dwight Duncan
Minister of Finance
7 Queen's Park Crescent East
7th Floor, Frost Building South
Toronto, Ontario
M7A 1Y7

Dear Minister:

Subject:          Province of Ontario Issue of U.S. $1,500,000,000
                  2.75% Bonds due February 22, 2011
________________________________________________________________________________

     I am counsel to the Province of Ontario (the "Province") in connection with the issue of 2.75% Bonds due February 22, 2011 of the Province in the  aggregate principal amount of U.S.  $1,500,000,000 (the "Bonds") and the sale of the Bonds by the Province  pursuant to an underwriting  agreement dated as of February 14,
2008, (the "Underwriting Agreement"),  between the Province and the Underwriters named therein.

     This  opinion  is  being  delivered  pursuant  to  paragraph  7(b)  of  the
Underwriting  Agreement.  Terms  used  but not  defined  herein  shall  have the meanings ascribed thereto in the Underwriting Agreement.

     I have examined originals or copies,  certified or otherwise  identified to my satisfaction, of the following:

(a)       the Underwriting Agreement;

(b)       a fiscal agency  agreement dated as of February 22, 2008, (the "Fiscal
          Agency  Agreement"),  between the  Province  and The Bank of New York, including the forms of global bonds appended thereto;

(c)       the  supplemented  form of prospectus  of the Province,  including the
          Basic Prospectus as so supplemented and the documents  incorporated by reference therein,  dated February 14, 2008,  relating to the offering and sale of the Bonds (the "Final  Prospectus"),  and the  preliminary
          form  of  the  Final   Prospectus   dated  February  14,  2008,   (the
          "Preliminary Final Prospectus");

(d)       the Financial Administration Act (Ontario);

(e)       the Capital Investment Plan Act, 1993 (Ontario);

(f)       the Interpretation Act (Ontario);

(g)       the Proceedings Against the Crown Act (Ontario);

(h)       the Currency Act (Canada);

(i)       a certified copy of the Order of the Lieutenant Governor in Council of the Province of Ontario  numbered O.C.  1078/2007 made on May 16, 2007 pursuant to the Financial Administration Act (Ontario) and a certified copy  of the  Order  of the  Lieutenant  Governor  in  Council  of the
          Province of Ontario numbered O.C.  2142/2007 made on December 19, 2007
          pursuant   to  the   Ontario   Loan  Act,   2007  and  the   Financial
          Administration  Act  (Ontario),  (together  the  "Orders in  Council")
          authorizing the issue and sale of the Bonds;

(j)       a  certificate  of the  Province  dated  February  22,  2008 as to the incumbency of certain representatives of the Province;

(k)       a certificate  of the Province dated February 22, 2008 relating to the borrowing authority remaining under the Orders in Council;

(l)       a certificate  of the Province  dated February 22, 2008 related to the approval required under section 28 of the Financial Administration Act
          (Ontario);

(m)       a written  order of the  Province  to the  Registrar  relating  to the authentication  and  delivery  of the  Global  Bonds  (as such term is defined in the Fiscal Agency Agreement); and

(n)       the Global Bonds dated  February  22, 2008,  executed by and sealed on behalf of the Province.

     I have also examined such  certificates of public  officials and such other certificates, documents and records and such matters of law as I have considered necessary as a basis for or relevant to the opinions hereinafter expressed.

     For the  purposes  of this  opinion,  I have  assumed,  with  regard to all documents examined by me, the genuineness of all signatures, the authenticity of all  documents  submitted to me as  originals  and the  conformity  to authentic original  documents of all documents  submitted to me as  certified,  conformed, telecopies or photostatic  copies. I have also assumed,  for the purposes of the opinions  expressed in paragraphs 1 and 2 below,  the due execution and delivery of all agreements by the parties thereto other than the Province.

     This opinion is based upon  legislation as in effect on the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable in Ontario.  I have assumed that,  insofar as any obligation is to be performed in any  jurisdiction  outside  Ontario,  its  performance  will not be illegal or ineffective by virtue of the laws of that jurisdiction.

     I have also assumed  that,  for the  purposes of the opinions  expressed in paragraphs 1 and 6 below,  the  Underwriters,  and each of their affiliates that participate  in the initial  distribution  of the Bonds in Ontario,  will at all times  comply with the selling  restrictions  specified  in Section  6(e) of the
Underwriting  Agreement  as they  relate  to  Ontario  and  have  relied  on the undertaking of the Underwriters in this regard.

     The opinions  given in paragraphs 1, 2, 3, 5 and 8 below are subject to the following limitations and qualifications:

     (A)  the enforceability of Underwriting Agreement may be limited by general equitable principles;

     (B)  the availability of equitable remedies is in the discretion of a court of competent jurisdiction (subject to further qualifications below);

     (C)  pursuant  to the  Currency  Act  (Canada) a judgment by a court of the
          Province  of Ontario  must be awarded in  Canadian  currency  and such judgment  may be based on a rate of  exchange  in  existence  on a day other than the day of payment;

     (D)  a court of the  Province of Ontario may refuse to enforce any right of indemnity  or  contribution  under the  Underwriting  Agreement to the extent such is found to be contrary to public policy,  as that term is understood  under the laws of the  Province of Ontario and the laws of
          Canada applicable in Ontario; and

     (E)  a court of the  Province  of Ontario  may not  against Her Majesty the
          Queen in right of Ontario:

          (i)   grant an injunction or make an order for specific performance,

          (ii)  make an order for  recovery or delivery of real or personal  property,
                or

          (iii) issue execution or attachment or process in the nature thereof, other than garnishment in certain limited circumstances.

          Subject to the foregoing, I am of the opinion that:

     (1)  The  Underwriting  Agreement  has been duly  authorized,  executed and delivered by the Province in accordance  with the laws of the Province and the Orders in Council and  constitutes a legal,  valid and binding agreement of the Province enforceable in accordance with its terms.

     (2)  The Fiscal  Agency  Agreement has been duly  authorized,  executed and delivered by the Province in accordance  with the laws of the Province and the Orders in Council and  constitutes a legal,  valid and binding agreement of the Province enforceable in accordance with its terms.

     (3)  The Bonds have been duly  authorized  and the  Global  Bonds have been duly  executed by and sealed on behalf of the  Province in  accordance with the laws of the Province and the Orders in Council and,  when the
          Global Bonds are  authenticated  in accordance  with the provisions of the  Fiscal  Agency  Agreement  and  delivered  and  paid  for  by the
          Underwriters  pursuant  to  the  Underwriting  Agreement,   they  will
          constitute  legal,  valid and  binding  obligations  of the  Province, enforceable in accordance with their terms.

     (4)  The  statements  in the  Preliminary  Final  Prospectus  and the Final
          Prospectus  under the headings  "Description  of Debt  Securities  and
          Warrants-Canadian  Income Tax  Considerations" and "Taxation- Canadian
          Taxation",  are  accurate  in all  material  respects,  subject to the qualifications therein stated.

     (5)  The payment of principal of and interest on the Bonds will be a charge on and payable out of the Consolidated Revenue Fund of the Province of
          Ontario (as defined in the Financial Administration Act (Ontario)).

     (6)  No  authorization,   consent,   waiver  or  approval  of,  or  filing,
          registration,   qualification  or  recording  with,  any  governmental
          authority  of the  Province  of  Ontario or of Canada is  required  in connection  with  the  execution,  delivery  and  performance  by  the
          Province of the Underwriting Agreement, the Fiscal Agency Agreement or
          the sale of the Bonds by the  Province in the manner  contemplated  in the Underwriting  Agreement and the Final  Prospectus,  except for the
          Orders in Council and the approval  under  section 28 of the Financial
          Administration Act (Ontario), which have been obtained.

     (7)  No stamp or other  similar  duty or levy is payable  under the laws of the  Province  of  Ontario  or the laws of  Canada  applicable  in the
          Province in connection with the execution, delivery and performance by
          the  Province  of  the  Underwriting  Agreement,   the  Fiscal  Agency
          Agreement or in connection with the issue and sale of the Bonds by the
          Province in the manner contemplated in the Underwriting Agreement, the
          Time of Sale Information and the Final Prospectus.

     (8)  Her Majesty the Queen in right of Ontario may be sued in the courts of the  Province of Ontario  with regard to any claims  arising out of or relating to the obligations of the Province under the Bonds. No law in the Province of Ontario requires the consent of any public official or authority  for suit to be brought or judgment  to be obtained  against
          Her Majesty  the Queen in right of Ontario  arising out of or relating to the obligations of the Province under the Bonds,  though in certain circumstances prior notice and particulars of a claim must be given to
          Her Majesty the Queen in right of  Ontario.  An amount  payable by Her
          Majesty the Queen in right of Ontario under an order of a court of the
          Province of Ontario that is final and not subject to appeal is payable out of the  Consolidated  Revenue  Fund  of the  Province  of  Ontario
          pursuant to the Proceedings Against the Crown Act (Ontario).

     By reason of the matters  aforesaid,  I hereby advise that each of the said
Bonds of the Province is not  inconsistent  with any  overriding law in force in the  Province  and that there is no  requirement  of the law  applicable  in the
Province which has not been met or fulfilled.

     This opinion may be delivered to the  Underwriters  who may rely thereon in connection with the transactions  contemplated under the Underwriting  Agreement to the same extent as if such opinion were addressed to them. In this regard,  I wish to call to the attention of the Underwriters  that,  pursuant to section 43 of the Financial  Administration  Act  (Ontario),  where,  in the opinion of the
Minister  of Finance of  Ontario,  a person is indebted to the Crown in right of
Ontario or in right of Canada or any agency of the Crown in any  specific sum of money, the Minister has the discretion to retain by way of deduction or set-off, out of money that is due and payable by the Province to that person, such sum as the  Minister  considers  fit in the  circumstances  to be applied  against such indebtedness of that person.

     I consent to the  inclusion of this  opinion in a Form 18-K/A  amendment to the  Province's  annual  report on Form 18-K for the year ended March 31,  2007, which annual report is incorporated by reference into Registration Statement No.
333-134402  filed with the  Securities  and  Exchange  Commission  of the United
States of America.

                                                  Yours truly,

                                                  /s/ Kristina Knopp
                                                  ______________________________
                                                  Kristina Knopp
                                                  Legal Counsel
                                                  Legal Services Branch
                                                  Ministry of Finance

                                                            Schedule of Expenses

                            V. SCHEDULE OF EXPENSES

     It is estimated that the expenses of the Province of Ontario in connection with the sale of the Bonds will be as follows:

Securities and Exchange Commission fee.........................U.S.$   43,977.00

Printing expenses...........................................................0.00

Fiscal Agent, Paying Agent and
DTC Custodian fees and expenses....................................$    7,500.00

Legal fees and expenses............................................$   50,000.00

Rating Agency fees and expenses....................................$   28,850.00

Listing Agent fees and expenses....................................$   20,200.00

Underwriters' expense reimbursement.........................................0.00
                                                              __________________

T0TAL                                                          U.S.$  150,527.00
                                                              ==================